SEMI-ANNUAL REPORT



APRIL 30, 2001

HARBOR FUND

Harbor Fund
SEMI-ANNUAL REPORT OVERVIEW

The first half of Harbor Fund's fiscal year ended April 30, 2001. Performance for this six-month period is shown below for each of the twelve portfolios. All performance figures included in this report are total returns and assume the reinvestment of dividends and capital gains. The section entitled Long-Term Historic Returns reflects the 30-year returns for unmanaged indices, which are included as an indication of longer-term potential associated with taking different levels of market risk. You may not make a direct investment in an index.

HARBOR FUNDS IN DESCENDING ORDER OF MARKET RISK	Unannualized 6 Months Ended 04/30/2001
Harbor Mid Cap Growth Fund	−21.70%
Harbor Growth Fund	−35.49
Harbor Small Cap Growth Fund	2.20
Harbor International Growth Fund	−21.13
Harbor Global Equity Fund	−10.80[a]
Harbor Capital Appreciation Fund	−20.00
Harbor International Fund II	−4.66
Harbor International Fund	−3.56
Harbor Value Fund	6.03
Harbor Bond Fund	5.76
Harbor Short Duration Fund	4.18
Harbor Money Market Fund	2.92

COMMONLY USED MARKET INDICES	
Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE); international equity	−8.11%
Morgan Stanley Capital International Europe, Australasia, and Far East Growth (EAFE Growth); international equity	−13.61
Morgan Stanley Capital International World Index (MSCI World)	−10.74
Standard & Poor's 500 (S&P 500); domestic equity	−12.07
Frank Russell Mid Cap Growth; domestic equity	−27.99
Frank Russell 2000 Growth; domestic equity	−17.34
Lehman Brothers Aggregate (LB AGG); domestic bonds	6.22
One-Year Government Bonds (1-YR GVT)	4.27
90-Day U.S. Treasury Bills (T-Bills); domestic short-term	2.71

LONG-TERM HISTORIC RETURNS	30 Years 1971-2000 Annual Rates
EAFE	12.30%
MSCI World	11.42
S&P 500	13.21
Domestic Bonds (intermediate and long)[1]	8.81
1-YR GVT	7.66
T-Bills	7.06
Consumer Price Index	5.04

HARBOR FUND EXPENSE RATIOS[2]	1997	1998	1999	2000	2001[b]	Morningstar Median[3]
Harbor Mid Cap Growth Fund	N/A%	N/A%	N/A%	N/A%	1.19%	1.12%
Harbor Growth Fund	1.12	1.00	0.90	0.87	0.94	1.13
Harbor Small Cap Growth Fund	N/A	N/A	N/A	N/A	1.19	1.13
Harbor International Growth Fund	1.02	0.96	0.91	0.89	0.89	1.22
Harbor Global Equity Fund	N/A	N/A	N/A	N/A	1.20[a]	1.16
Harbor Capital Appreciation Fund	0.70	0.68	0.66	0.64	0.67	0.94
Harbor International Fund II	0.98	1.15	0.92	0.92	0.89	1.14
Harbor International Fund	0.97	0.94	0.92	0.92	0.91	1.14
Harbor Value Fund	0.83	0.79	0.76	0.80	0.77	0.88
Harbor Bond Fund	0.67	0.65	0.60	0.60	0.56	0.62
Harbor Short Duration Fund	0.36	0.36	0.28	0.28	0.29	0.43
Harbor Money Market Fund	0.62	0.57	0.46	0.47	0.39	0.73

1 LB AGG not available for 30 year period; blended historic data used to approximate total Bond Market Return.

2 Harbor Fund expense ratios are for operating expenses only and are shown net of all expense offsets (see Financial Highlights pgs. 48-51).

3 Includes all no-load funds with at least five years of performance history in the March 31, 2001 Morningstar Universe with the same investment style as the comparable Harbor Fund portfolio.

a For the period February 1, 2001 (inception) through April 30, 2001.

b Annualized figures for the six-month period ended April 30, 2001.

Dear Shareholder:

The first six months of Harbor Fund's fiscal year provided a dramatic and often painful reminder of the short-term volatility and unpredictability of financial markets. Stocks generally performed poorly, while bonds and other fixed income securities provided a haven for investors.

Falling stock prices reflected concerns over slowing economic growth, high energy costs, and a continuing succession of disappointing earnings reports. Major domestic and international stock indices posted negative total returns for the period. The Frank Russell Mid Cap Growth Index returned a negative 27.99%; the Frank Russell 2000 Growth Index fell by 17.34%; the EAFE Growth Index returned a negative 13.61%; the MSCI World Index returned of negative 10.74%; the Standard & Poor's 500-stock index was down 12.07%; and the Morgan Stanley Capital International (MSCI) Europe, Australasia, and Far East (EAFE) Index declined 8.11%.

Defensive-type investments fared better during the period, as bonds and value-oriented stocks drew increased attention from investors disenchanted with disappointing results from the technology sector. Fixed income investments also benefited from a series of credit-easing moves by the Federal Reserve, which trimmed short-term interest rates by a total of 2% in the first four months of 2001.

Under these very challenging conditions, Harbor Value Fund and the new Harbor Small Cap Growth Fund reported positive total returns for the period, and both outperformed their respective benchmarks by wide margins. The three Harbor fixed income funds all generated positive returns, with the Harbor Money Market Fund outperforming its benchmark. In addition, Harbor International Fund, Harbor International Fund II, and the new Harbor Mid Cap Growth Fund also produced returns that exceeded those of their respective indices.

Investment Fundamentals

The volatility of financial markets in recent months has focused renewed attention on fundamental investment concepts such as diversification and asset allocation. These basic concepts are an integral part of our investment philosophy at Harbor—and have long been followed by many of our shareholders. These discerning investors know that spreading their investments among a variety of asset classes can reduce the impact of a sharp decline in any one part of the market. The key for each investor is to decide on a mix of investments—stocks, bonds, and cash—that is consistent with one's own investment objectives and tolerance for risk—and then to stick with that asset allocation despite short-term market fluctuations.

In addition to asset allocation, experienced investors know that value-added management and rigorous cost control also can significantly improve investment returns over time.

Finally, systematic investing can further enhance one's chances for success by implementing a dollar cost averaging approach. This allows investors to buy more shares when prices are lower and fewer shares when prices are higher. Harbor's Automatic Investment Plan enables investors to make systematic additions to their investments on a monthly or quarterly basis. Systematic investing does not assure a profit and does not protect against loss in declining markets. Since such a plan involves continuous investment in securities regardless of fluctuating prices, you should consider your financial ability to continue purchases through periods of low price levels.

As always, markets are unpredictable in the short-term. In the long run, however, time-tested principles such as asset allocation, value-added management, low expenses, and systematic investing can provide a significant advantage in achieving one's financial goals.

New Funds

As part of our ongoing effort to expand investment opportunities for our shareholders, Harbor launched three new funds during the first six months of our current fiscal year. Harbor Mid Cap Growth Fund and Harbor Small Cap Growth Fund began operations on November 1, 2000, while Harbor Global Equity Fund began on February 1, 2001. With the addition of these new funds, Harbor now offers 12 actively managed mutual funds, each providing investors with a different combination of risk and potential return characteristics.

Investor Services

Early in 2001, we expanded the Harbor Fund website (www.harborfund.com) to enable shareholders to purchase, exchange, and redeem shares. This capability is part of our continuing commitment to minimize expenses and provide mutual fund products and services to meet the needs of current and prospective Harbor Fund shareholders.

Ownership Change

On June 7, 2001, Robeco Groep N.V. completed its purchase of substantially all of the assets and assumed substantially all of the liabilities of Harbor Capital Advisors, Inc., the prior investment adviser to Harbor Fund. Robeco formed a new wholly owned subsidiary, also called Harbor Capital Advisors, Inc., to carry on the business of the prior adviser. We sincerely appreciate our shareholders' support for this transaction through their approval of new advisory and subadvisory agreements pursuant to this ownership change.

In the near term, we believe that this change in ownership will be transparent to Harbor Fund shareholders. We will continue to offer actively managed no-load funds with competitive expense ratios, and we envision no change in Harbor's investment philosophy or management approach.

Conclusion

The performances of a number of our Funds have continued to receive favorable recognition from analysts and the financial media. While such attention is always welcome, the most gratifying recognition we can receive is the continuing support of our shareholders. In that regard, we are proud to report that Harbor Fund has received a positive net cash flow from its investors in each of the past six calendar years. This is an achievement attained by less than 10% of the no-load* mutual fund families in the United States.

We appreciate your investment in Harbor Fund and proud to have earned your business. As always, we remain committed to providing you with products and services that are worthy of your trust.

June 2001

David G. Van Hooser
Chairman

James M. Williams
President

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*   Other fees and expenses do apply to a continued investment.

Harbor Fund

The following performance figures are annualized for each Fund except for the six-month total return calculations. The date of inception for Harbor Mid Cap Growth Fund and Harbor Small Cap Growth Fund was November 1, 2000; Harbor Growth Fund was November 19, 1986; Harbor International Growth Fund was November 1, 1993; Harbor Global Equity Fund was February 1, 2001; Harbor International Fund II was June 1, 1996; Harbor Short Duration Fund was January 1, 1992; and all other Funds started December 29, 1987. Unless

HARBOR MID CAP GROWTH FUND

Net Asset Value: 04/30/2001 $7.83; 10/31/2000 N/A

	Total Return for Periods Ended 04/30/2001			
Fund/Index	6 months	12 months	5 years	Since Inception
Harbor Mid Cap Growth Fund	–21.70%	N/A	N/A	–21.70%
Frank Russell Mid Cap Growth	–27.99%	–29.47%	12.15%	–27.99%

In a very challenging environment for equities, especially for growth stocks, the Harbor Mid Cap Growth Fund posted a negative total return but outperformed its benchmark by approximately 6 percentage points. The Fund began operations on November 1, 2000.

- An overweighted position and favorable stock selections in the energy sector contributed to the Fund's superior performance when compared to the Frank Russell Mid Cap Growth index.
- An underweighting in the technology sector, where many companies experienced steep stock price declines, also aided the Fund's relative performance.
- Superior performances by holdings in the drug and retail industries had a positive impact on the Fund's total return for the period.
- The Fund was underweighted in the financial sector, which had a negative impact on its total return and adversely affected its performance relative to the index.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN
HARBOR MID CAP GROWTH AND FRANK RUSSELL MID CAP GROWTH
MID CAP GROWTH
FRANK RUSSELL MID CAP GROWTH
$10,000
$8,000
$6,000

For the period November 1, 2000 (inception) through April 30, 2001

HARBOR GROWTH FUND

Net Asset Value: 04/30/2001 $14.28; 10/31/2000 $24.23

	Total Return for Periods Ended 04/30/2001			
Fund/Index	6 months	12 months	5 years	10 years
Harbor Growth Fund	–35.49%	–33.79%	12.21%	11.74%
Frank Russell Mid Cap Growth	–27.99%	–29.47%	12.15%	14.23%
S&P 500	–12.07%	–12.97%	15.57%	15.25%

In an extremely weak market for growth stocks, the Harbor Growth Fund posted a negative total return and underperformed the Frank Russell Mid Cap Growth index for the six months ending April 30, 2001.

- A sharp and unprecedented decline in the level of spending on information technology resulted in disappointing earnings and falling stock prices for many technology companies during the six-month period. This had an adverse impact on the performance of the Fund, which has a strong emphasis on technology-oriented businesses offering productivity-enhancing products and services.
- Many companies initiated programs to realign inventories and cost structures to reflect the short-term business environment within the technology sector. The Fund benefited in April as investors responded positively to such initiatives and to unusually attractive valuations among technology stocks, which had been created by the severity of the sell-off.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN
HARBOR GROWTH, S&P 500 AND FRANK RUSSELL MID CAP GROWTH
GROWTH
S&P 500
FRANK RUSSELL MID CAP GROWTH
$80,000
$75,000
$70,000
$65,000
$60,000
$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

Periods ending April 30

The S&P 500 contains equities with large market capitalization without regard to style. The Frank Russell Mid Cap Growth index contains equities with smaller market capitalization and a growth style. Therefore, the Frank Russell Mid Cap Growth provides a more accurate representation in comparison to the Harbor Growth Fund.

4

otherwise stated, all comments pertain to the fiscal half year ended April 30, 2001. The comparative market indices reflect no operating or transaction costs, however the Funds' total returns are net of these costs. Performance data quoted represents past performance and is not predictive of future performance. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. For information on the risks associated with these Funds, please refer to the Harbor Fund prospectus.

HARBOR SMALL CAP GROWTH FUND

Net Asset Value:

04/30/2001	$10.22
10/31/2000	N/A

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	Since Inception
Harbor Small Cap Growth Fund	2.20%	N/A	N/A	2.20%
Frank Russell 2000 Growth	−17.34%	−24.85%	3.37%	−17.34%

Despite an extremely adverse climate for small capitalization stocks, the Harbor Small Cap Growth Fund posted a positive total return in its first six months of operations—and exceeded its benchmark by nearly 20 percentage points. The Fund was launched on November 1, 2000.
- Overweighting in the energy sector contributed to the Fund's positive return and to its strong performance relative to the index. This included investments in oil service businesses and natural gas exploration and production companies.
- The Fund's holdings included relatively large positions in defensive areas such as health care and financial services, which tend to be less vulnerable to slowing economic conditions.
- The portfolio was significantly underweighted in the technology sector, which reduced the impact of the sell-off in technology stocks.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR SMALL CAP GROWTH AND FRANK RUSSELL 2000 GROWTH

For the period November 1, 2000 (inception) through April 30, 2001

HARBOR INTERNATIONAL GROWTH FUND

Net Asset Value:

04/30/2001	$12.22
10/31/2000	$17.56

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	Since Inception
Harbor International Growth Fund	−21.13%	−32.24%	2.52%	6.93%
EAFE Growth	−13.61%	−29.19%	1.27%	2.99%
EAFE	−8.11%	−16.39%	4.21%	5.80%

The Harbor International Growth Fund posted a negative total return and underperformed the EAFE Growth index for the six months ended April 30, 2001, reflecting widespread weakness in international equity markets.
- The Fund maintained a portfolio weighting of approximately 50% in technology and telecommunications stocks, consistent with its growth-oriented investment style. This hurt the Fund's performance, as the stock prices of many companies in those sectors suffered sharp declines during the six-month period.
- The Fund continued to be underweighted in Japan, with investments there representing less than 3% of its portfolio compared with about 25% of the EAFE Growth index. This had a positive effect on the Fund's relative performance, as Japanese stocks generally performed more poorly than the index during the six-month period.
- The Fund's holdings in the United Kingdom, where it was overweighted relative to the EAFE Growth index, detracted from both its absolute performance and from its total return relative to the index.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR INTERNATIONAL GROWTH, EAFE AND EAFE GROWTH

Periods ending April 30

The EAFE index contains both growth and value style equities. The EAFE Growth index contains only the growth portion of the EAFE index. Therefore, the EAFE Growth index provides a more accurate representation in comparison to the Harbor International Growth Fund.

HARBOR GLOBAL EQUITY FUND

Net Asset Value: 04/30/2001 $8.92
10/31/2000 N/A

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	Since Inception
Harbor Global Equity Fund	N/A	N/A	N/A	−10.80%
MSCI World	−10.74%	−16.05%	9.25%	−8.26%

The Harbor Global Equity Fund slightly underperformed the MSCI World index since its inception on February 1, 2001.
- The three-month period ending April 30, 2001 was a tumultuous time for the markets. Weak corporate profits and mixed signals from major central banks created uncertainty regarding global equities.
- Technology stocks led the decline in the global equity markets amid growing evidence of sharp reductions in capital spending. Several top-tier technology companies acknowledged having limited, if any, visibility for upcoming quarters. The performance of the Fund benefited from an underweight position in the technology area.
- The Fund's holdings in consumer-oriented companies such as retailers and leisure businesses detracted from its performance. The Fund's positions in telecommunication service providers also impacted performance negatively.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR GLOBAL EQUITY AND MSCI WORLD

For the period February 1, 2001 (inception) through April 30, 2001

HARBOR CAPITAL APPRECIATION FUND

Net Asset Value: 04/30/2001 $32.60
10/31/2000 $48.16

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	10 years
Harbor Capital Appreciation Fund	−20.00%	−26.90%	17.05%	18.28%
S&P 500	−12.07%	−12.97%	15.57%	15.25%

The Harbor Capital Appreciation Fund reported a negative total return and underperformed the S&P 500 index for the six-month period ending April 30, 2001, reflecting a very difficult environment for equity securities in general and especially for growth stocks.
- From a longer-term perspective, despite the very challenging conditions of the past 12 months, the Fund continued to outperform the index for the most recent five-year and 10-year periods.
- The Fund's holdings in technology stocks were adversely affected by a sharp sell-off in the technology sector, as information technology spending declined steeply and investors reacted to a succession of disappointing earnings reports.
- Based on attractive valuations, the Fund increased positions in industries such as financial services, insurance, and pharmaceuticals, which are somewhat less sensitive to economic fluctuations and have good earnings growth potential.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR CAPITAL APPRECIATION AND S&P 500

Periods ending April 30

6

HARBOR INTERNATIONAL FUND II

Net Asset Value:

04/30/2001	$12.75
10/31/2000	$14.28

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	Since Inception
Harbor International Fund II	−4.66%	−8.69%	N/A	9.24%
EAFE	−8.11%	−16.39%	4.21%	4.68%



Although its total return was negative, the Harbor International Fund II comfortably outperformed the EAFE index for the six-month period ending April 30, 2001. The Fund also outperformed the index by a wide margin for the latest 12-month period and since its inception on June 1, 1996.

- The Fund's performance relative to the index was enhanced by its industry and country allocations. Consistent with its value-oriented investment style, the Fund was overweighted in basic industry and financial sector companies, enabling it to reduce the impact of steep declines in the growth sector.
- The Fund also benefited from an overweighting of its holdings in Europe, where stocks performed better than the broader EAFE index, and an underweighting in Japan, where stocks underperformed the index for the six-month period.
- Holdings in Europe accounted for about 73% of the Fund's portfolio, compared with about 70% of the EAFE index. At the same time, the Fund's holdings in Japan represented only about 6% of its portfolio compared with about 25% for the index.

HARBOR INTERNATIONAL FUND

Net Asset Value:

04/30/2001	$33.05
10/31/2000	$38.85

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	10 years
Harbor International Fund	−3.56%	−4.03%	9.73%	12.16%
EAFE	−8.11%	−16.39%	4.21%	6.50%



In a difficult environment for foreign stocks, the Harbor International Fund posted a negative total return for the first half of the current fiscal year but outperformed the EAFE index by more than 4 percentage points. For the latest 1-, 5-, and 10-year periods, the Fund continued to outperform the index by wide margins.

- The Fund's latest six-month performance relative to the index benefited from its overweighting in defensive stocks, such as financial and pharmaceutical companies, reflecting its value-oriented approach to stock selection.
- The Fund's performance also was aided by its portfolio weighting in Europe (about 77% compared with 70% for the EAFE index), as European equities performed slightly better than the broader index.
- Equities of Japanese companies fell at a greater rate than the EAFE index during the six-month period, reflecting concerns about economic stagnation and the need for a major financial restructuring in Japan. This benefited the relative performance of the Fund, which maintained a modest portfolio weighting in Japan (about 7% compared with approximately 25% for the EAFE index).

HARBOR VALUE FUND

Net Asset Value:

04/30/2001	$14.37
10/31/2000	$13.88

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	10 years
Harbor Value Fund	6.03%	11.62%	13.24%	12.88%
S&P 500	−12.07%	−12.97%	15.57%	15.25%



In a very challenging climate for stocks, the Harbor Value Fund posted strong total returns for the six-month and 12-month periods ending April 30, 2001. The Fund outperformed the S&P 500 index by more than 18 percentage points for the six-month period and by more than 24 percentage points for the 12-month period.

• The six-month period was characterized by a shift in investor sentiment away from the technology sector and into more traditional defensive stocks. The Fund, which maintained its value-oriented investment style, benefited from this shift.

• Among the Fund's areas of emphasis were retail, banking, and other sectors positioned to perform well in a climate of falling interest rates and gradual economic recovery.

• The Fund continued to be overweighted in basic industry stocks such as paper, metals, and specialty chemicals.

HARBOR BOND FUND

Net Asset Value:

04/30/2001	$11.30
10/31/2000	$11.00

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	10 years
Harbor Bond Fund	5.76%	11.55%	7.77%	8.70%
LB AGG	6.22%	12.39%	7.51%	7.82%



The Harbor Bond Fund posted a total return of 5.76% for the six-month period ending April 30, 2001, slightly below that of the Lehman Brothers Aggregate Index. From a longer-term perspective, the Fund continued to outperform the index for the 5- and 10-year periods ending April 30, 2001.

• Declining interest rates provided a positive environment for debt securities during the period, as the Federal Reserve announced four rate cuts, for an aggregate of 2%, in the first four months of 2001.

• The Fund continued to gradually upgrade the credit quality of its portfolio, trimming holdings in below-investment-grade securities from both U.S. corporate and emerging market issuers. The Fund also continued to overweight its allocation to mortgage-backed securities, a strategy that enabled it to gain incremental yield.

• The Fund's focus on high credit quality limited its participation in a rally in lower quality issues late in the six-month period. This contributed to its lower total return compared with the index. In addition, the index reflects no operating or transaction costs, while the Fund's total returns are net of such costs.

• The Fund's net assets rose to more than $900 million at April 30, 2001, an increase of 26% in the six-month period. The increase reflects both investment performance and new shareholder investments.

• In January 2001, the Harbor Bond Fund's manager, William Gross of Pacific Investment Management Company, was named by Morningstar as its Fixed Income Manager of the Year. It was the second time in the past three years that he has received this recognition.

HARBOR SHORT DURATION FUND

Net Asset Value:

04/30/2001	$8.62
10/31/2000	$8.51

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	Since Inception
Harbor Short Duration Fund	4.18%	8.09%	6.35%	5.55%
1-YR GVT	4.27%	7.78%	5.92%	5.41%



Total return of the Harbor Short Duration Fund was comparable to that of one-year government securities for the first six months of the current fiscal year.
- The Fund continued to outperform its target index for the 12-month and 5-year periods ending April 30, 2001, and since its inception on January 1, 1992. It should be noted that the target index bears no operating or transaction costs, while the Fund's total returns are net of such costs.
- The Federal Reserve, easing monetary policy in response to slowing economic growth, lowered short-term rates by 2% during the period. Rates on one-year Treasury bills fell by a comparable amount, from just above 6% to approximately 4% during the period.
- The Fund's holdings consisted primarily of higher yielding obligations of Federal agencies and asset-backed securities. This portfolio weighting helped to increase the Fund's overall return.

HARBOR MONEY MARKET FUND

Net Asset Value:

04/30/2001	$1.00
10/31/2000	$1.00

Total Return for Periods Ended 04/30/2001				
Fund/Index	6 months	12 months	5 years	10 years
Harbor Money Market Fund	2.92%	6.19%	5.32%	4.74%
T-Bills	2.71%	5.88%	5.29%	4.86%

Current Yield for Periods Ended 03/31/2001	
Harbor Money Market Fund*	7 Days: 5.35% 30 Days: 5.43%



The Harbor Money Market Fund outperformed the 90-day Treasury bill for the six-month period ending April 30, 2001. It should be noted that the target index bears no operating or transaction costs, while the Fund's total returns are net of such costs.
- Short-term interest rates fell materially during the six-month period, as the Federal Reserve eased monetary policy by lowering interest rates by 2%. Yields of 90-day Treasury bills fell by an even greater amount, approximately 2.5%, ending the period at just under 4%.
- The Fund's average maturity was kept near its maximum and its holdings were predominately in higher yielding money market obligations. As a result, its return, after all fees and expenses, modestly exceeded that of the Treasury bill.

An investment in the Harbor Money Market Fund is not insured or guaranteed by the FDIC or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

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* *Reflects the Adviser's agreement not to impose all or a portion of its advisory fees. Without such waivers the current 7-day and 30-day yields would have been 5.25% and 5.33%, respectively. The current yield more closely reflects the current earnings of the Harbor Money Market Fund than the total return.*

Harbor Mid Cap Growth Fund
PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Common Stock Holdings (% of Net Assets)
(Excludes net cash and short-term investment of 2.3%)

Air Freight	0.6
Electrical Equipment	0.9
Natural Gas & Pipelines	1.2
Offshore Drilling	1.2
Air Transportation	1.6
Health Care-Hospital Management	2.3
Financial Services	2.5
Electronic Instruments	2.6
Services	2.7
Computer Services	2.8
Telecommunications-Equipment	2.9
Telecommunications-Service	4.0
Miscellaneous High Tech	4.3
Electric Power	4.4
Retail-All Other	4.9
Apparel & Textiles	5.7
Electronic Components	9.0
Semiconductors	12.4
Oil Well Equipment & Services	14.4
Drugs & Medicine	17.3

COMMON STOCKS—97.7%

Shares		Value (000s)
AIR FREIGHT—0.6%		
1,200	Expeditors Intern of Washington Inc.*	$ 60
AIR TRANSPORTATION—1.6%		
6,400	SkyWest Inc.	170
APPAREL & TEXTILES—5.7%		
4,500	Jones Apparel Group Inc.*	179
4,300	Polo Ralph Lauren Corp. Cl. A*	112

COMMON STOCKS—Continued

Shares		Value (000s)
2,500	Timberland Co. Cl. A*	$ 123
14,600	Venator Group Inc.*	193
		607
COMPUTER SERVICES—2.8%		
4,700	Interwoven Inc.*	69
1,300	Micromuse Inc.*	64
1,500	Smartforce plc ADR[1]*	54
4,400	USA Networks Inc.*	110
		297
DRUGS & MEDICINE—17.3%		
5,200	Abgenix Inc.*	195
2,800	AdvancePCS*	161
3,900	Celgene Corp.*	69
3,600	Cephalon Inc.*	229
7,600	Cytyc Corp.*	179
4,200	Gilead Sciences Inc.*	206
3,500	Invitrogen Corp.*	247
7,700	Medarex Inc.*	184
4,000	Medimmune Inc.*	157
2,100	OSI Pharmaceuticals Inc.*	108
2,000	Watson Pharmaceuticals Inc.*	100
		1,835
ELECTRIC POWER—4.4%		
4,000	Calpine Corp.*	228
4,900	Constellation Energy Group Inc.	234
		462
ELECTRICAL EQUIPMENT—0.9%		
3,300	Capstone Turbine Corp.*	97
ELECTRONIC COMPONENTS—9.0%		
3,300	Brocade Communication Systems Inc.*	125
1,200	Celestica Inc.*	61
2,500	Integrated Device Technology Inc.	98
2,500	Microchip Technology*	72
2,300	QLogic Corp.*	99
6,100	Sanmina Corp.*	178
3,600	Sawtek Inc.*	89
2,800	SCI Systems Inc.*	72
6,300	Sonus Networks Inc.*	160
		954
ELECTRONIC INSTRUMENTS—2.6%		
2,700	Advanced Micro Devices Inc.*	84
7,600	Finisar Corp.*	114
1,400	KLA-Tencor Corp.*	77
		275
FINANCIAL SERVICES—2.5%		
5,300	Fidelity National Financial Inc.	124
6,900	First American Financial Corp.	138
		262
HEALTH CARE-HOSPITAL MANAGEMENT—2.3%		
15,400	Caremark Rx Inc.*	244
MISCELLANEOUS HIGH TECH—4.3%		
5,900	Atmel Corp.*	82
800	Electronic Arts Inc.*	45
6,400	Informatica Corp.*	162
6,300	Peregrine Systems Inc.*	162
		451
NATURAL GAS & PIPELINES—1.2%		
8,000	Global Industries Ltd.*	128

Harbor Mid Cap Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
OFFSHORE DRILLING—1.2%		
4,200	Marine Drilling Cos. Inc.*	$ 126
OIL WELL EQUIPMENT & SERVICES—14.4%		
1,700	BJ Services Co.*	140
1,900	Cooper Cameron Corp.*	120
6,400	Grant Prideco Inc.*	128
3,500	Nabors Industries Inc.*	209
4,800	National-Oilwell Inc.*	190
4,300	Precision Drilling Corp.*	182
4,250	Transocean Sedco Forex Inc.	231
6,000	UTI Energy Corp.*	206
2,000	Weatherford International Inc.*	116
		1,522
RETAIL-ALL OTHER—4.9%		
7,300	Abercrombie & Fitch Co. Cl. A*	243
6,000	Bed Bath & Beyond Inc.*	170
3,300	Tiffany & Co.	107
		520
SEMICONDUCTORS—12.4%		
4,400	Applied Micro Circuits Corp.*	114
1,800	Cree Inc.*	39
6,800	Cypress Semiconductor Corp.*	154
3,700	Elantec Semiconductor Inc.*	123
4,700	Intersil Holding Corp. Cl. A*	152
4,600	Lattice Semiconductor Corp.*	113
7,300	LSI Logic Corp.*	149
3,400	Micrel Inc.*	115
3,300	MIPS Technologies Inc. Cl. A*	64
2,100	Novellus Systems Inc.*	116
5,000	Vitesse Semiconductor Corp.*	169
		1,308
SERVICES—2.7%		
3,600	CheckFree Corp.*	143
7,200	Quintiles Transnational Corp.*	148
		291

COMMON STOCKS—Continued

Shares		Value (000s)
TELECOMMUNICATIONS-EQUIPMENT—2.9%		
22,500	Metromedia Fiber Network Inc. Cl. A*	$ 114
10,400	Powerwave Technologies Inc.*	189
		303
TELECOMMUNICATIONS-SERVICE—4.0%		
2,500	Allegiance Telecom Inc.*	45
1,900	Comverse Technology Inc.*	130
5,100	Crown Castle International Corp.*	125
12,300	Spectrasite Holdings*	123
		423
TOTAL COMMON STOCKS (Cost $10,505)		10,335

SHORT-TERM INVESTMENT—3.5%

(Cost $374)

Principal Amount (000s)		
REPURCHASE AGREEMENT		
$ 374	Repurchase Agreement with State Street Bank & Trust dated April 30, 2001 due May 1, 2001 at 2.750% collateralized by a U.S. Treasury Bill 6.875% August 15, 2025, par value of $340 (repurchase proceeds of $385 when closed on May 1, 2001)	374
TOTAL INVESTMENTS—101.2% (Cost $10,879)		10,709
CASH AND OTHER ASSETS, LESS LIABILITIES—(1.2%)		(125)
TOTAL NET ASSETS—100.0%		$10,584

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Growth Fund
PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Common Stock Holdings (% of net assets)
(Excludes net cash, convertible bond and short-term investments of 8.0%)

Automobile Equipment	0.4
Leisure & Luxury	0.9
Manufacturing Diversified	1.2
Retail-All Other	2.7
Health Care-Hospital Management	3.1
Electric Power	3.2
Electronic Instruments	5.8
Telecommunications-Equipment	6.0
Semiconductors	6.5
Electronic Components	7.4
Drugs & Medicine	7.7
Computers & Business Equipment	10.6
Telecommunications-Service	11.3
Computer Services	12.3
Services	12.9

COMMON STOCKS—92.0%

Shares		Value (000s)
AUTOMOBILE EQUIPMENT—0.4%		
70,000	Tower Automotive Inc.*	$ 742
COMPUTER SERVICES—12.3%		
200,000	Accrue Software Inc.*	110
220,000	Documentum Inc.*	3,293
700,000	FORTEL Inc.*	140
500,000	Legato Systems Inc.*	6,615
270,000	MRO Software Inc.*	4,093
150,000	SERENA Software Inc.*	2,889
50,000	Symantec Corp.*	3,241
		20,381
COMPUTERS & BUSINESS EQUIPMENT—10.6%		
200,000	EMC Corp.*	7,920
7,361	McDATA Corp. Cl. A*	168
300,000	Network Appliance Inc.*	6,825
190,000	Proxim Inc.*	2,643
		17,556
DRUGS & MEDICINE—7.7%		
85,517	Elan Corp. plc ADR[1]*	4,289
250,000	Kensey Nash Corp.*	3,182

COMMON STOCKS—Continued

Shares		Value (000s)
130,000	K-V Pharmaceutical Co. Cl. A*	$ 2,826
130,000	Molecular Devices Corp.*	2,502
		12,799
ELECTRIC POWER—3.2%		
110,800	AES Corp.*	5,282
ELECTRONIC COMPONENTS—7.4%		
150,000	JDS Uniphase Corp.*	3,209
230,000	Planar Systems Inc.*	5,373
150,000	Sawtek Inc.*	3,690
110,000	The JPM Co.*	49
		12,321
ELECTRONIC INSTRUMENTS—5.8%		
280,000	Checkpoint Systems Inc.*	2,618
131,000	GenRad Inc.*	950
280,000	LoJack Corp.*	1,596
415,000	Pinnacle Systems Inc.*	4,407
		9,571
HEALTH CARE-HOSPITAL MANAGEMENT—3.1%		
130,000	Health Management Associates Inc. Cl. A*	2,330
105,000	Orthodontic Centers of America Inc.*	2,861
		5,191
LEISURE & LUXURY—0.9%		
60,000	Carnival Corp.	1,590
MANUFACTURING DIVERSIFIED—1.2%		
200,000	Flow International Corp.*	1,956
RETAIL-ALL OTHER—2.7%		
67,500	Dollar Tree Stores Inc.*	1,412
100,000	The TJX Companies Inc.	3,133
		4,545
SEMICONDUCTORS—6.5%		
200,000	ATMI Inc.*	5,266
150,000	Innoveda Inc.*	512
97,725	Maxim Integrated Products Inc.*	4,969
		10,747
SERVICES—12.9%		
140,000	DiamondCluster International Inc. Cl. A*	2,597
450,000	ProsoftTraining.com*	1,377
200,000	QRS Corp.*	1,770
313,500	Renaissance Learning Inc.*	11,446
150,000	Wind River Systems Inc.*	4,218
		21,408
TELECOMMUNICATIONS-EQUIPMENT—6.0%		
150,000	P-Com Inc.*	161
600,000	Symmetricom Inc.*	8,718
350,000	Verilink Corp.*	1,015
		9,894
TELECOMMUNICATIONS-SERVICE—11.3%		
290,000	Aspect Communications Corp.*	1,525
210,000	Comverse Technology Inc.*	14,385
180,000	Nextel Communications Inc. Cl. A*	2,925
		18,835
TOTAL COMMON STOCKS		
(Cost $151,379)		152,818

12

Harbor Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

CONVERTIBLE BOND—1.1%

(Cost $2,615)

Principal Amount (000s)		Value (000s)
	SystemOne Technologies Inc.	
$ 2,606	8.250%—02/23/2003 PIK[2]	$ 1,890

SHORT-TERM INVESTMENTS—6.4%

COMMERCIAL PAPER

	American Express Credit Corp. Yrs 1&2	
2,130	4.470%—05/02/2001	2,130
	Exxon Project Investment Yrs 3&4	
3,435	4.510%—05/03/2001	3,435
	General Electric Capital Services Inc.	
1,299	4.420%—05/01/2001	1,299
	General Electric Financial Assurance Holdings	
3,689	4.550%—05/04/2001	3,689

TOTAL SHORT-TERM INVESTMENTS
(Cost $10,553) 10,553

TOTAL INVESTMENTS—99.5%
(Cost $164,547) 165,261

CASH AND OTHER ASSETS, LESS LIABILITIES—0.5% 871

TOTAL NET ASSETS—100.0% $166,132

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

2 PIK—Payment-in-kind security.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Small Cap Growth Fund

PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 8.0%)

Machinery	0.1
Semiconductors	1.0
Coal & Uranium	1.4
Miscellaneous Transport	1.5
Financial Services	1.7
Hotel-Motel	1.7
Leisure & Luxury	1.7
Banks-Money Center	1.9
Publishing	1.9
Telecommunications-Equipment	2.1
Computers & Business Equipment	2.2
Restaurants	2.5
Miscellaneous High Tech	3.2
Computer Services	3.6
Retail-All Other	5.5
Banks-Regional	8.0
Media	8.6
Health Care-Hospital Management	9.0
Oil Well Equipment & Services	9.3
Drugs & Medicine	11.4
Services	13.7

COMMON STOCKS—92.0%

Shares		Value (000s)
BANKS-MONEY CENTER—1.9%		
5,800	Heller Financial Inc. Cl. A	$ 185
BANKS-REGIONAL—8.0%		
6,000	Cullen/Frost Bankers Inc.	192
7,400	Greater Bay Bancorp	202
5,500	Southwest Bancorporation of Texas Inc.*	184
6,800	UCBH Holdings Inc.	188
		766

COMMON STOCKS—Continued

Shares		Value (000s)
COAL & URANIUM—1.4%		
4,300	Arch Coal Inc.	$ 133
COMPUTER SERVICES—3.6%		
4,500	Smartforce plc ADR[1]*	162
17,300	StorageNetworks Inc.*	179
		341
COMPUTERS & BUSINESS EQUIPMENT—2.2%		
9,000	Precise Software Solutions Ltd.*	212
DRUGS & MEDICINE—11.4%		
4,600	Albany Molecular Research Inc.*	145
8,000	Celgene Corp.*	141
7,000	Charles River Laboratories International Inc.*	174
4,400	Ilex Oncology Inc.*	81
4,600	OSI Pharmaceuticals Inc.*	236
7,200	Titan Pharmaceuticals Inc.*	254
11,400	Variagenics Inc.*	55
		1,086
FINANCIAL SERVICES—1.7%		
7,000	Indymac Bancorp Inc.*	160
HEALTH CARE-HOSPITAL MANAGEMENT—9.0%		
9,700	Arthrocare Corp.*	182
10,100	Manor Care Inc. New*	234
15,600	Select Medical Corp.*	207
18,800	UroCor Inc.*	237
		860
HOTEL-MOTEL—1.7%		
10,300	Extended Stay America Inc.*	163
LEISURE & LUXURY—1.7%		
7,400	Six Flags Operations Inc.*	162
MACHINERY—0.1%		
500	Therma-Wave Inc.*	9
MEDIA—8.6%		
17,400	Entravision Communications Corp.*	176
8,700	Insight Communications Co. Inc. Cl. A*	241
8,300	Mediacom Communications Corp. Cl. A*	168
28,000	Sinclair Broadcast Group Inc. Cl. A*	229
		814
MISCELLANEOUS HIGH TECH—3.2%		
8,100	Sequenom Inc.*	105
8,100	Wilson Greatbatch Technologies Inc.*	199
		304
MISCELLANEOUS TRANSPORT—1.5%		
3,100	SEACOR Smit Inc.*	142
OIL WELL EQUIPMENT & SERVICES—9.3%		
3,900	Helmerich & Payne Inc.	200
16,800	Superior Energy Services Inc.*	200
7,900	Varco International Inc.*	185
10,300	W-H Energy Services Inc.*	303
		888
PUBLISHING—1.9%		
8,200	Information Holdings Inc.*	177
RESTAURANTS—2.5%		
4,600	CEC Entertainment Inc.*	236

14

Harbor Small Cap Growth Fund

PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
RETAIL-ALL OTHER—5.5%		
7,500	99 Cents Only Stores*	$ 217
7,000	Guitar Center Inc.*	129
6,700	Linens 'n Things Inc.*	181
		527
SEMICONDUCTORS—1.0%		
2,000	Varian Semiconductor Equipment Associates Inc.*	91
SERVICES—13.7%		
3,600	Administaff Inc.*	87
4,400	Career Education Corp.*	222
4,400	DeVry Inc.*	139
4,000	DIANON Systems Inc.*	165
6,800	Forrester Research Inc.*	157
6,400	National Data Corp.	183
4,700	Stericycle Inc.*	197
18,000	WebMD Corp.*	157
		1,307
TELECOMMUNICATIONS-EQUIPMENT—2.1%		
8,100	Advanced Fibre Communications Inc.*	127
7,400	Avici Systems Inc.*	75
		202
TOTAL COMMON STOCKS		
	(Cost $8,260)	8,765

SHORT-TERM INVESTMENT—5.9%

(Cost $564)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2001 due May 1, 2001 at 2.750% collateralized by a U.S. Treasury Bill 6.875% August 15, 2025, par value of $510	
$ 564	(repurchase proceeds of $578 when closed on May 1, 2001)	$ 564
TOTAL INVESTMENTS—97.9%		
	(Cost $8,824)	9,329
CASH AND OTHER ASSETS, LESS LIABILITIES—2.1%		201
TOTAL NET ASSETS—100.0%		$9,530

---

1   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Growth Fund

PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Investment Holdings By Country (% of net assets)

(Excludes net cash and short-term investment of 3.3%)

Mexico (MEX) 0.1
Japan (JP) 2.5
Singapore (SGP) 2.6
Switzerland (SWS) 2.6
Australia (AUS) 3.2
Spain (SP) 3.6
Germany (GER) 4.1
Finland (FIN) 4.9
Hong Kong (HK) 10.8
Netherlands (NET) 11.0
France (FR) 21.2
United Kingdom (UK) 30.1

COMMON STOCKS—96.7%

Shares		Value (000s)
AUTOMOBILE EQUIPMENT—0.0%		
	Valeo SA Warrants (FR)	
58,896	Expire 08/03/2001	$ 1
BANKS—6.3%		
1,998,199	Banco Bilbao Vizcaya (SP)	28,402
2,369,955	DBS Group Holdings Ltd. (SGP)	20,693
		49,095
COMPUTER SERVICES—13.2%		
160,264	Cap Gemini SA (FR)	23,163
4,928,989	Dimension Data Holdings plc (UK)	23,409
1,723,782	Logica plc (UK)	24,387
200,717	SAP AG (GER)	31,895
		102,854
CONSUMER GOODS—4.8%		
19,910,200	Li & Fung Ltd. (HK)	37,655
DRUGS & MEDICINE—12.2%		
295,100	AstraZeneca plc (UK)	13,736
343,134	Aventis SA (FR)	26,578
586,041	Sanofi Synthelabo (FR)	35,150
24,249	Serono SA (SWS)	19,988
		95,452
ELECTRIC POWER—0.4%		
755,100	International Power plc (UK)	3,249

* Non-income producing security.

COMMON STOCKS—Continued

Shares		Value (000s)
ELECTRICAL EQUIPMENT—3.9%		
16,360,200	Johnson Electric Holdings Ltd. (HK)	$ 30,732
ELECTRONIC INSTRUMENTS—2.1%		
556,437	Koninklijke Philips Electronics (NET)	16,346
HOUSEHOLD PRODUCTS—0.1%		
327,693	Kimberly Clark De Mexico SA (MEX)	876
LIQUOR—2.3%		
1,703,800	Diageo plc (UK)	17,914
MEDIA—10.4%		
1,986,367	Pearson plc (UK)	41,855
948,013	Verenigde Nederlandse Uitgeversbedrijven NV (NET)	39,407
		81,262
MISCELLANEOUS TRANSPORT—3.2%		
974,012	Brambles Industries Ltd. (AUS)	24,790
PETROLEUM—3.5%		
184,543	Total Fina Elf SA (FR)	27,508
PUBLISHING—3.2%		
2,551,300	Reed International plc (UK)	25,292
SEMICONDUCTORS—7.8%		
1,149,010	ASM Lithography Holding NV (NET)	30,380
765,394	Stmicroelectronics NV (FR)	30,865
		61,245
TELECOMMUNICATIONS-EQUIPMENT—10.2%		
689,817	Alcatel Series A (FR)	22,462
3,286,078	Marconi plc (UK)	19,137
1,159,590	Nokia Oyj Series A (FIN)	38,376
		79,975
TELECOMMUNICATIONS-SERVICE—13.1%		
3,358,000	China Mobile (Hong Kong) Ltd. (HK)*	16,534
1,963,304	Colt Telecom Group plc. (UK)	27,102
942	NTT DoCoMo Inc. (JP)	19,364
12,991,590	Vodafone Group plc (UK)	39,445
		102,445
TOTAL COMMON STOCKS		
	(Cost $826,913)	756,691

SHORT-TERM INVESTMENT—2.7%

(Cost $21,318)

Principal Amount (000s)		
COMMERCIAL PAPER		
	American Express Credit Corp.	
$ 21,318	4.500%—05/01/2001	21,318
TOTAL INVESTMENTS—99.4%		
	(Cost $848,231)	778,009
CASH AND OTHER ASSETS, LESS LIABILITIES—0.6%		4,705
TOTAL NET ASSETS—100.0%		$782,714

The accompanying notes are an integral part of the financial statements.

Harbor Global Equity Fund

PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Investment Holdings By Country (% of net assets)

(Excludes net cash and short-term investment of 5.9%)

South Korea (S. KOR) 0.2
Italy (IT) 0.3
Taiwan (TWN) 0.3
Australia (AUS) 0.4
Canada (CAN) 0.4
Hong Kong (HK) 0.4
Ireland (IE) 0.5
Mexico (MEX) 0.5
Singapore (SGP) 0.7
Spain (SP) 0.8
Israel (IL) 0.9
Finland (FIN) 1.6
Germany (GER) 2.4
Switzerland (SWS) 2.4
Netherlands (NET) 2.7
France (FR) 4.5
Japan (JP) 7.4
United Kingdom (UK) 12.2
United States (US) 55.5

COMMON STOCKS—94.1%

Shares		Value (000s)
AEROSPACE/DEFENSE—1.9%		
800	General Dynamics Corp. (US)	$ 62
800	Lockheed Martin Corp. (US)	28
600	Raytheon Co. Cl. B (US)	18
		108
AIR FREIGHT—0.5%		
900	Forward Air Corp. (US)*	31
ALUMINUM—1.7%		
2,100	Alcoa Inc. (US)	87
100	Pechiney SA ADR (FR)[1]	3
200	Pechiney SA (FR)	10
		100

COMMON STOCKS—Continued

Shares		Value (000s)
AUTOMOBILES—1.4%		
1,200	Bayerische Motoren Werke AG (GER)	$ 40
300	General Motors Corp. (US)	16
4,000	Nissan Motor Co. (JP)	27
		83
BANKS—5.6%		
300	Banco Santander Central Hispano SA ADR (SP)[1]	3
1,100	Banco Santander Central Hispano SA—Registered (SP)	11
1,000	Bank of America Corp. (US)	56
900	First Union Corp. (US)	27
8,000	Grupo Financiero Banamex Accival SA (MEX)	15
100	HSBC Holdings plc ADR (UK)[1]	6
3,300	HSBC Holdings plc (UK)	43
4,300	IntesaBCI SpA (IT)	16
100	National Australia Bank Ltd. ADR (AUS)[1]	8
900	National Australia Bank Ltd. (AUS)	14
200	Royal Bank of Canada ADR (CAN)	6
700	Royal Bank of Canada (CAN)	20
1,500	Royal Bank of Scotland Group plc (UK)	35
900	Standard Chartered plc (UK)	13
100	UBS AG (SWS)	15
220	UBS AG—Registered (SWS)	33
		321
BUILDING MATERIALS-CONSTRUCTION—0.6%		
20	Holderbank Financiere Glarus AG—Bearer (SWS)	23
150	Lafarge SA—Bearer (FR)	14
		37
CHEMICALS-FERTILIZERS—1.3%		
100	Akzo Nobel NV ADR (NET)[1]	4
200	Akzo Nobel NV (NET)	8
600	Dow Chemical Inc. (US)	20
300	Eastman Chemical Co. (US)	16
500	Praxair Inc. (US)	24
		72
COMPUTER SERVICES—4.3%		
500	Check Point Software Technologies Ltd. (IL)*	31
1,300	Electronic Data System Corp. (US)	84
1,600	Microsoft Corp. (US)*	108
100	SAP AG Pfd. (GER)	16
200	Veritas Software Corp. (US)	12
		251
COMPUTERS & BUSINESS EQUIPMENT—1.9%		
1,300	Apple Computer Inc. (US)	33
700	EMC Corp. (US)*	29
400	International Business Machines Corp. (US)	47
		109
CONGLOMERATES—0.5%		
400	First Data Corp. (US)	27
CONTAINERS—0.8%		
300	Cie De St Gobain (FR)	45
COSMETICS—0.4%		
1,000	Kao Corp. (JP)	25
CREDIT & MISCELLANEOUS FINANCIAL—0.2%		
200	Morgan Stanley, Dean Witter & Co. (US)	13
DRUGS & MEDICINE—6.3%		
500	American Home Products Corp. (US)	29
1,800	Amgen Inc. (US)*	110
2,000	Chugai Pharmaceutical Co. Ltd. (JP)	30
600	Elan Corp. plc ADR (IE)[1]*	30

Harbor Global Equity Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
200	GlaxoSmithKline plc ADR (UK)[1]	$ 11
800	Merck & Co. Inc. (US)	61
200	Novartis AG ADR (SWS)[1]	8
1,400	Pfizer Inc. (US)	60
400	Teva Pharmaceutical Industries Ltd. ADR (IL)[1]	22
		361

ELECTRIC POWER—3.3%
600	AES Corp. (US)*	29
1,400	Calpine Corp. (US)	80
600	Duke Energy Corp. (US)	28
200	International Power plc ADR (UK)[1]	9
8,300	International Power plc (UK)	36
300	Nisource Inc. (US)	9
		191

ELECTRICAL EQUIPMENT—2.4%
2,300	General Electric Co. (US)	112
400	Schneider Electric SA (FR)	27
		139

ELECTRONIC COMPONENTS—0.3%
600	JDS Uniphase Corp. (US)*	13
100	Linear Technology Corp. (US)	5
		18

ELECTRONIC INSTRUMENTS—1.6%
100	Koninklijke Philips Electronics NV ADR (NET)[1]	3
800	Koninklijke Philips Electronics NV (NET)	24
700	Micron Technology Inc. (US)*	32
400	United Technologies Corp. (US)	31
		90

FINANCIAL SERVICES—8.6%
400	AMVESCAP plc ADR (UK)[1]	15
2,400	AMVESCAP plc (UK)	45
2,300	Citigroup Inc. (US)	113
300	Goldman Sachs Group Inc. (US)	28
300	H & R Block Inc. (US)	16
500	Household International Inc. (US)	32
300	ING Groep NV ADR (NET)[1]	21
1,000	ING Groep NV (NET)	68
400	J.P. Morgan Chase & Co. (US)	19
4	Julius Baer Holding Ltd.—Bearer (SWS)	17
300	Merrill Lynch & Co. Inc. (US)	19
3,000	Nomura Securities Co. Ltd. (JP)	63
110	Shohkoh Fund & Co. Ltd. (JP)	16
500	Washington Mutual Inc. (US)	25
		497

FOREST PRODUCTS—0.3%
| 500 | UPM-Kymmene Oyj ADR (FIN)[1] | 16 |

GROCERY PRODUCTS—1.0%
100	Groupe Danone SA ADR (FR)[1]	3
100	Groupe Danone SA (FR)	13
100	Nestle SA ADR (SWS)[1]	10
16	Nestle SA—Registered (SWS)	33
		59

HOTEL-MOTEL—1.3%
200	Accor SA ADR (FR)[1]	4
300	Accor SA (FR)	13
600	Bass plc ADR (UK)[1]	7
2,100	Bass plc (UK)	23
9,000	Hilton Group plc (UK)	29
		76

COMMON STOCKS—Continued

Shares		Value (000s)
HOUSEHOLD PRODUCTS—0.3%		
1,500	Reckitt Benckiser plc (UK)	$ 20

INSURANCE—1.9%
600	Allstate Corp. (US)	25
200	American International Group Inc. (US)	16
300	Lincoln National Corp. (US)	14
150	Muenchener Rueckversicherungs-Ges—Registered (GER)	43
100	Progressive Corp. (US)	12
		110

LEISURE & LUXURY—1.7%
2,000	Carnival Corp. (US)	53
500	P&O Princess Cruises plc ADR (UK)[1]	10
7,600	P&O Princess Cruises plc (UK)	36
		99

LIQUOR—0.8%
200	Diageo plc ADR (UK)[1]	8
3,400	Diageo plc (UK)	36
		44

MACHINERY—0.3%
| 400 | Caterpillar Inc. (US) | 20 |

MANUFACTURING DIVERSIFIED—3.2%
900	American Standard Cos. Inc. (US)*	54
900	Johnson Matthey Public Ltd. Co. (UK)	12
600	Kyocera Corp. (JP)	57
400	Preussag AG (GER)	13
500	Tyco International Ltd. (US)	27
100	Vivendi Universal SA ADR (FR)[1]	7
200	Vivendi Universal SA (FR)	14
		184

MEDIA—0.8%
300	AOL Time Warner Inc. (US)*	15
300	Clear Channel Communications Inc. (US)*	17
400	Grupo Televisa SA ADR (MEX)[1]	15
		47

MISCELLANEOUS HIGH TECH—3.8%
1,400	Flextronics International Ltd. (SGP)*	38
5,000	NEC Corp. (JP)	91
700	Sony Corp. (JP)	54
300	Thomson Multimedia (FR)	13
300	Varian Medical Systems Inc. (US)*	21
		217

NATURAL GAS & PIPELINES—1.7%
1,500	Kinder Morgan Inc. New (US)	88
400	Sempra Energy (US)	11
		99

NON-FERROUS METALS—0.8%
300	Rio Tinto plc ADR (UK)[1]	24
1,200	Rio Tinto plc (UK)	24
		48

OIL WELL EQUIPMENT & SERVICES—1.3%
800	Baker Hughes Inc. (US)	31
400	Schlumberger Ltd. (US)	27
400	Unocal Corp. (US)	15
		73

PETROLEUM—4.3%
| 200 | BP Amoco plc ADR (UK)[1] | 11 |
| 4,000 | BP Amoco plc (UK) | 36 |

Harbor Global Equity Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
1,400	Exxon Mobil Corp. (US)	$ 124
200	Total Fina Elf SA ADR (FR)[1]	15
400	Total Fina Elf SA (FR)	60
		246
PUBLISHING—0.3%		
100	Reed International plc ADR (UK)[1]	4
1,200	Reed International plc (UK)	12
		16
RAILROADS—1.2%		
1,200	CSX Inc. (US)	42
500	Union Pacific Corp. (US)	28
		70
RETAIL—6.2%		
300	Best Buy Co Inc. (US)*	17
2,700	Gap Inc. (US)	75
1,300	Home Depot Inc. (US)	61
500	Kohls Corp. (US)*	30
200	Koninklijke Ahold NV ADR (NET)	6
700	Koninklijke Ahold NV (NET)	22
1,000	Krispy Kreme Doughnuts Corp. (US)*	41
1,300	Next plc (UK)	17
500	Target Corp. (US)	19
1,300	Wal-Mart Stores Inc. (US)	69
		357
SEMICONDUCTORS—1.6%		
200	Applied Materials Inc. (US)*	11
200	Maxim Integrated Products Inc. (US)*	10
400	Stmicroelectronics NV—Registered (FR)	16
700	Taiwan Semiconductor Manufacturing Co. Ltd. ADR (TWN)[1]*	17
1,000	Texas Instruments Inc. (US)	39
		93
SERVICES—1.8%		
500	BAA plc ADR (UK)[1]	4
1,800	BAA plc (UK)	16
3,700	Compass Group plc (UK)	28
1,000	Fluor Corp. (US)	53
		101
SOFT DRINKS—0.5%		
600	Pepsico Inc. (US)	26
STEEL—0.6%		
400	Nucor Corp. (US)	20
700	Pohang Iron & Steel Co. Ltd. ADR (S. KOR)[1]*	14
		34

COMMON STOCKS—Continued

Shares		Value (000s)
TELECOMMUNICATIONS-EQUIPMENT—1.3%		
2,200	Nokia Oyj ADR (FIN)[1]	$ 75
TELECOMMUNICATIONS-SERVICE—5.9%		
200	China Mobile (Hong Kong) Ltd. ADR (HK)[1]*	5
4,000	China Mobile (Hong Kong) Ltd. (HK)*	20
600	Comcast Corp. Cl. A (US)	26
1,000	Deutsche Telekom AG—Registered (GER)	26
3	NTT DoCoMo Inc. (JP)	62
600	Telefonica SA ADR (SP)[1]*	30
200	Vodafone Group plc ADR (UK)[1]	6
27,000	Vodafone Group plc (UK)	82
4,600	WorldCom Inc. New (US)	84
		341
TELEPHONES—1.4%		
2,200	AT&T Corp. (US)	49
1,300	Sprint Corp. (US)	33
		82
TOBACCO—6.2%		
600	British American Tobacco plc ADR (UK)[1]	10
4,200	British American Tobacco plc (UK)	34
4,800	Philip Morris Cos. Inc. (US)	241
2,400	UST Inc. (US)	72
		357
TOTAL COMMON STOCKS		
(Cost $5,305)		5,428

SHORT-TERM INVESTMENT—9.7%
(Cost $562)

Principal Amount (000s)		
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2001 due May 1, 2001 at 2.750% collateralized by a U.S. Treasury Bill, 6.875% August 15, 2025, par value of $510	
$ 562	(repurchase proceeds of $578 when closed on May 1, 2001)	562

TOTAL INVESTMENTS—103.8% (Cost $5,867)		5,990
CASH AND OTHER ASSETS, LESS LIABILITIES—(3.8%)		(219)
TOTAL NET ASSETS—100.0%		$5,771

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investments of 3.1%)

Category	%
Electronic Instruments	0.1
Hotel-Motel	0.6
Publishing	0.7
Health Care-Hospital Management	0.8
Electronic Components	0.9
Banks-Regional	1.0
Manufacturing Diversified	1.3
Telephones	2.2
Soft Drinks	2.4
Electrical Equipment	3.0
Telecommunications-Equipment	3.2
Telecommunications-Service	3.8
Insurance-Other	4.0
Credit & Miscellaneous Financial	4.5
Oil Well Equipment & Services	5.1
Semiconductors	5.6
Computer Services	6.0
Computers & Business Equipment	7.1
Media	9.4
Financial Services	9.5
Retail-All Other	11.3
Drugs & Medicine	14.4

COMMON STOCKS—96.9%

Shares		Value (000s)
BANKS-REGIONAL—1.0%		
1,915,000	Bank One Corp.	$ 72,330
COMPUTER SERVICES—6.0%		
4,068,500	Microsoft Corp.*	275,641
2,115,000	Oracle Corp.	34,178

COMMON STOCKS—Continued

Shares		Value (000s)
2,454,700	Qwest Communications International Inc.*	$ 100,397
482,900	Veritas Software Corp.	28,786
		439,002
COMPUTERS & BUSINESS EQUIPMENT—7.1%		
4,801,300	Cisco Systems Inc.*	81,526
3,920,100	Dell Computer Corp.*	102,863
1,453,000	EMC Corp.*	57,539
1,553,000	International Business Machines Corp.	178,812
5,786,900	Sun Microsystems Inc.*	99,072
		519,812
CREDIT & MISCELLANEOUS FINANCIAL—4.5%		
4,737,800	American Express Co.	201,072
824,400	MBNA Corp.	29,390
1,566,840	Morgan Stanley, Dean Witter & Co.	98,382
		328,844
DRUGS & MEDICINE—14.4%		
1,978,600	Abbott Laboratories	91,767
3,783,600	American Home Products Corp.	218,503
3,202,400	Amgen Inc.*	195,795
1,875,100	Genentech Inc.*	98,443
4,334,850	Pfizer Inc.	187,699
2,974,478	Pharmacia Corp.	155,446
1,737,000	Schering-Plough Corp.	66,944
1,268,100	Sepracor Inc.	33,427
		1,048,024
ELECTRICAL EQUIPMENT—3.0%		
4,499,600	General Electric Co.	218,366
ELECTRONIC COMPONENTS—0.9%		
3,013,300	JDS Uniphase Corp.*	64,454
ELECTRONIC INSTRUMENTS—0.1%		
160,400	Hewlett-Packard Co.	4,560
FINANCIAL SERVICES—9.5%		
6,001,266	Citigroup Inc.	294,962
940,200	Goldman Sachs Group Inc.	85,652
1,084,600	Household International Inc.	69,436
2,313,300	Merrill Lynch & Co. Inc.	142,731
2,242,500	NASDAQ-100 Trust	103,491
		696,272
HEALTH CARE-HOSPITAL MANAGEMENT—0.8%		
631,700	Johnson & Johnson	60,946
HOTEL-MOTEL—0.6%		
928,700	Marriott International Inc. Cl. A	42,609
INSURANCE-OTHER—4.0%		
2,247,325	American International Group Inc.	183,831
1,136,900	Hartford Financial Services Group Inc.	70,602
572,900	XL Capital Ltd.	40,561
		294,994
MANUFACTURING DIVERSIFIED—1.3%		
766,800	Minnesota Mining & Manufacturing Co.	91,257
MEDIA—9.4%		
2,978,050	AOL Time Warner Inc.	150,392
613,000	Juniper Networks Inc.*	36,185
619,100	New York Times Co. Cl. A	25,402
1,296,700	Omnicom Group	113,915
1,434,700	Pearson plc ADR[1]	30,487

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
2,320,400	Univision Communications Inc. Cl. A	$ 101,425
4,462,640	Viacom Inc. Cl. B	232,325
		690,131
OIL WELL EQUIPMENT & SERVICES—5.1%		
4,165,100	Halliburton Co.	179,974
2,860,000	Schlumberger Ltd.	189,618
		369,592
PUBLISHING—0.7%		
388,600	Knight-Ridder Inc.	21,043
738,700	Tribune Co. New	31,129
		52,172
RETAIL-ALL OTHER—11.3%		
2,510,800	Costco Wholesale Corp.	87,702
4,529,050	Home Depot Inc.	213,318
3,390,600	Kohls Corp.*	207,030
2,784,500	Target Corp.	107,064
3,217,900	Tiffany & Co.	104,324
2,036,400	Wal-Mart Stores Inc.	105,363
		824,801
SEMICONDUCTORS—5.6%		
336,300	Applied Materials Inc.*	18,362
2,481,400	ASM Lithography Holding NV ADR[1]	67,172
3,444,500	Intel Corp.	106,470
901,600	Stmicroelectronics NV ADR[1]	36,470
4,725,700	Texas Instruments Inc.	182,885
		411,359
SOFT DRINKS—2.4%		
3,969,100	Pepsico Inc.	173,886
TELECOMMUNICATIONS-EQUIPMENT—3.2%		
618,600	CIENA Corp.	34,060
5,894,200	Nokia Oyj ADR[1]	201,523
		235,583

COMMON STOCKS—Continued

Shares		Value (000s)
TELECOMMUNICATIONS-SERVICE—3.8%		
3,396,500	Global Crossing Ltd.	$ 42,558
2,114,843	NTL Inc.*	61,521
5,797,872	Vodafone Group plc ADR[1]	175,560
		279,639
TELEPHONES—2.2%		
9,952,400	AT&T Corp.—Liberty Media Cl. A*	159,238
TOTAL COMMON STOCKS		
	(Cost $6,788,562)	7,077,871

SHORT-TERM INVESTMENTS—2.9%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	American Express Credit Corp.	
$ 150,000	4.500%—05/01/2001	150,000
	General Electric Capital Corp.	
59,801	4.600%—05/01/2001	59,801
TOTAL SHORT-TERM INVESTMENTS		
	(Cost $209,801)	209,801
TOTAL INVESTMENTS—99.8%		
	(Cost $6,998,363)	7,287,672
CASH AND OTHER ASSETS, LESS LIABILITIES—0.2%		12,271
TOTAL NET ASSETS—100.0%		$7,299,943

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Fund II
PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Investment Holdings By Country (% of net assets)
(Excludes net cash and short-term investment of 6.0%)

Country	%
Israel (IL)	0.5
Spain (SP)	1.1
Singapore (SGP)	1.5
Australia (AUS)	1.6
Portugal (PORT)	1.7
Brazil (BR)	3.7
Netherlands (NET)	4.4
Italy (IT)	5.0
Germany (GER)	5.4
Japan (JP)	5.7
Finland (FIN)	6.4
Sweden (SW)	6.6
Hong Kong (HK)	7.8
Switzerland (SWS)	9.7
United Kingdom (UK)	11.3
France (FR)	21.6

COMMON STOCKS—92.5%

Shares		Value (000s)
ALUMINUM—2.1%		
42,637	Pechiney SA (FR)	$ 2,243
AUTOMOBILES—2.1%		
8,079	PSA Peugeot Citroen (FR)	2,307
BANKS—16.6%		
98,738	ABN AMRO Holdings NV (NET)	1,989
55,090	BNP Paribas (FR)	4,898
27,826	Deutsche Bank AG—Registered (GER)	2,271
403,930	IntesaBCI SpA (IT)	1,516
125,667	San Paolo—IMI SpA (IT)	1,756
130,155	Standard Chartered plc (UK)	1,843
13,464	UBS AG—Registered (SWS)	2,049
238,000	United Overseas Bank Ltd. (Alien Market) (SGP)	1,581
		17,903
CHEMICALS-FERTILIZERS—1.7%		
44,881	Bayer AG (GER)	1,892

COMMON STOCKS—Continued

Shares		Value (000s)
COMPUTER SERVICES—1.6%		
6,750	Cap Gemini SA (FR)	$ 976
23,338	Tietoenator Oyj (FIN)	719
		1,695
CONGLOMERATES—2.0%		
386,000	Swire Pacific Ltd. Cl. A (HK)	2,128
CONTAINERS—1.0%		
7,181	Cie De St Gobain (FR)	1,083
COSMETICS—0.0%		
5	Givaudan SA (SWS)	1
DRUGS & MEDICINE—6.1%		
17,098	Aventis SA (FR)	1,324
77,129	GlaxoSmithKline plc (UK)*	2,038
1,167	Novartis AG—Registered (SWS)	1,814
195	Roche Holdings AG (SWS)	1,401
		6,577
FINANCIAL SERVICES—2.6%		
41,322	ING Groep NV (NET)	2,822
FOREST PRODUCTS—2.3%		
78,991	UPM-Kymmene Oyj (FIN)	2,478
HOTEL-MOTEL—1.7%		
43,535	Accor SA (FR)	1,850
INSURANCE—5.8%		
67,322	Assicurazioni Generali SpA (IT)	2,174
18,157	AXA UAP (FR)	2,143
5,459	Zurich Financial Services Group (SWS)	1,942
		6,259
MACHINERY—4.2%		
29,930	Heidelberger Druckmaschinen AG (GER)	1,625
23,338	Kone Oyj Series B (FIN)	1,563
3,187	Saurer AG—Registered (SWS)	1,341
		4,529
MEDIA—1.6%		
44,881	News Corp. Ltd. ADR (AUS)[1]	1,723
MISCELLANEOUS HIGH TECH—3.9%		
56,300	Sony Corp. (JP)	4,210
NON-FERROUS METALS—2.9%		
628,335	Billiton plc (UK)	3,092
PAPER—2.3%		
114,896	Svenska Cellulosa Ab Series B (SW)	2,476
PETROLEUM—5.7%		
232,236	BP Amoco plc. (UK)	2,083
91,557	Petrol Brasileiro SA Pfd. (BR)	2,234
12,567	Total Fina Elf SA (FR)	1,873
		6,190
REAL ESTATE—3.8%		
202,000	Cheung Kong Holdings Ltd. (HK)	2,247
409,000	Henderson Land Development Co. Ltd. (HK)	1,878
		4,125
STEEL—0.8%		
897,622	Corus Group plc (UK)	918
TELECOMMUNICATIONS-EQUIPMENT—8.2%		
42,700	Alcatel Series A (FR)	1,390
725,657	Ericsson (LM) Tel Ab Series B (SW)	4,670

Harbor International Fund II
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
47,574	NICE Systems Ltd. ADR (IL)[1]*	$ 550
64,881	Nokia Oyj ADR (FIN)[1]	2,218
		8,828

TELECOMMUNICATIONS-SERVICE—10.3%

87,069	China Mobile (Hong Kong) Ltd. ADR (HK)[1]*	2,205
94	NTT DoCoMo Inc. (JP)	1,932
161,572	Telecel-Comunicacoes Pessoais SA (PORT)	1,795
104,124	Telesp Celular Participacoes Pfd. ADR (BR)[1]	1,749
70,000	Telefonica SA (SP)*	1,185
76,298	Vodafone Group plc ADR (UK)[1]........................	2,310
		11,176

TIRES & RUBBER—1.5%

50,267	Michelin—Registered (FR)	1,668

TOBACCO—1.7%

763	Cie Financiere Richemont AG—Bearer (SWS)	1,891

TOTAL COMMON STOCKS
(Cost $99,326).. 100,064

UNITS—1.5%
(Cost $1,061)

Units		Value (000s)
1,471,679	Eurotunnel (FR)*	$ 1,632

SHORT-TERM INVESTMENT—5.7%
(Cost $6,116)

Principal Amount (000s)		

COMMERCIAL PAPER

	Exxon Project Investment Yrs 3&4	
$ 6,116	4.650%—05/01/2001...........................	6,116

TOTAL INVESTMENTS—99.7%
(Cost $106,503).. 107,812

CASH AND OTHER ASSETS, LESS LIABILITIES—0.3% 332

TOTAL NET ASSETS—100.0% $108,144

---

1   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Fund
PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Investment Holdings By Country (% of net assets)
(Excludes net cash, convertible bond and short-term investments of 5.8%)

Hong Kong (HK) 1.3
Finland (FIN) 1.7
Portugal (PORT) 1.9
Denmark (DEN) 2.0
Malaysia (MAL) 2.0
Australia (AUS) 2.1
Singapore (SGP) 2.4
Germany (GER) 2.5
Spain (SP) 3.1
Brazil (BR) 3.5
Italy (IT) 5.3
Japan (JP) 6.9
Netherlands (NET) 7.2
Sweden (SW) 7.2
Switzerland (SWS) 12.6
France (FR) 14.2
United Kingdom (UK) 18.3

COMMON STOCKS—93.3%

Shares		Value (000s)
ALUMINUM—1.7%		
1,492,863	Pechiney SA Series A (FR)	$ 78,545
AUTOMOBILES—2.0%		
316,921	PSA Peugeot Citroen (FR)	90,514
BANKS—18.5%		
4,603,692	ABN Amro Holdings NV (NET)	92,721
617,021	Banco Commercial Portugues ADR (PORT)[1]	13,173
16,991,116	Banco Commercial Portugues—Registered (PORT)	72,965
730,000	Bankinter SA—Registered (SP)	27,009
676,283	BNP Paribas (FR)	60,123
176,600	Credit Suisse Group—Registered (SWS)	32,931
803,174	Deutsche Bank AG—Registered (GER)	65,561
21,224,526	IntesaBCI SpA (IT)	79,657
18,228,800	Malayan Banking Berhad (MAL)	47,011
8,925,000	Overseas Chinese Banking Corp. (SGP)	53,913
5,320,733	San Paolo-IMI SpA (IT)	74,353
5,910,900	Standard Chartered plc (UK)	83,710

COMMON STOCKS—Continued

Shares		Value (000s)
498,612	UBS AG—Registered (SWS)	$ 75,876
7,989,842	United Overseas Bank Ltd. (Alien Market) (SGP)	53,090
		832,093
BUILDING MATERIALS-CONSTRUCTION—0.8%		
905,000	Skanska Ab Series B (SW)	35,296
CHEMICALS-FERTILIZERS—1.1%		
1,140,119	Bayer AG (GER)	48,050
COMPUTER SERVICES—0.0%		
2,662	Tietoenator Oyj (FIN)	82
CONGLOMERATES—1.5%		
37,727,000	Sime Darby Berhad (MAL)	37,926
5,294,000	Swire Pacific Ltd. Cl. A (HK)	29,189
		67,115
CONSUMER GOODS—0.5%		
935,638	Hunter Douglas NV (NET)	24,821
CONTAINERS—0.9%		
264,819	Cie De St Gobain (FR)	39,943
DRUGS & MEDICINE—6.0%		
934,083	Aventis SA (FR)	72,351
8,797	GlaxoSmithKline plc (UK)	232
69,694	Novartis AG—Registered (SWS)	108,306
2,375,000	Novo Nordisk A/S Series B (DEN)	90,330
		271,219
FINANCIAL SERVICES—2.6%		
1,706,069	ING Groep NV (NET)	116,510
FOREST PRODUCTS—1.7%		
2,409,009	UPM-Kymmene Oyj (FIN)	75,557
GROCERY PRODUCTS—2.2%		
47,800	Nestle SA—Registered (SWS)	98,970
HOTEL-MOTEL—1.1%		
1,179,965	Accor SA (FR)	50,148
INSURANCE—5.1%		
2,559,678	Assicurazioni Generali SpA (IT)	82,667
601,843	AXA UAP (FR)	71,020
11,000	Schweizerische Rueckversicherungs-Ges—Registered (SWS)	21,653
151,255	Zurich Financial Services Group (SWS)	53,794
		229,134
LIQUOR—2.0%		
8,364,418	Diageo plc (UK)	87,945
MACHINERY—0.0%		
3,414	Heidelberger Druckmaschinen AG (GER)	185
MEDIA—2.1%		
2,505,119	News Corp. Ltd. ADR (AUS)[1]	96,197
MISCELLANEOUS HIGH TECH—2.8%		
1,697,700	Sony Corp. (JP)	126,951
NATURAL GAS & PIPELINES—1.6%		
12,156,862	BG Group plc (UK)	47,824
12,156,862	Lattice Group plc (UK)	22,695
		70,519
NON-FERROUS METALS—5.7%		
1,266,710	Anglo American plc ADR (UK)[1]	79,423
26,950,000	Billiton plc ADR (UK)[1]	131,039

Harbor International Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
71,665	Billiton plc (UK)	$ 353
2,251,514	Rio Tinto—Registered (UK)	45,606
		256,421

PAPER—1.3%

1,500,000	Holmen Ab Series B (SW)	29,690
1,313,104	Svenska Cellulosa Ab Series B (SW)	28,295
		57,985

PETROLEUM—10.0%

15,200,299	BP Amoco plc (UK)	136,335
5,069,443	Petrol Brasileiro SA Pfd. (BR)	123,696
1,530,000	Royal Dutch Petroleum Co. ADR (NET)[1]	91,081
672,877	Total Fina Elf SA (FR)	100,298
		451,410

PHOTOGRAPHIC-OPTICAL—4.1%

3,457,000	Canon Inc. (JP)	135,689
1,235,000	Fuji Photo Film Co. (JP)	49,774
		185,463

TELECOMMUNICATIONS-EQUIPMENT—3.3%

2,584,000	Ericsson (LM) Tel Ab Cl. B ADR (SW)[1]	16,615
20,319,343	Ericsson (LM) Tel Ab Series B (SW)	130,760
5,119	Nokia Oyj ADR (FIN)[1]	175
		147,550

TELECOMMUNICATIONS-SERVICE—2.7%

9,931	China Mobile (Hong Kong) Ltd. ADR (HK)[1]*	251
6,325,000	China Mobile (Hong Kong) Ltd. (HK)*	31,142
3,253,073	Telefonica SA (SP)*	55,070
2,300,000	Telekom Malaysia Berhad (MAL)	5,447
1,881,876	Telesp Celular Participacoes SA Pfd. ADR (BR)[1]	31,616
8,702	Vodafone Group plc ADR (UK)[1]	264
		123,790

TIRES & RUBBER—1.5%

88,700	Cie Fin Michel Bas—Bearer (SWS)	30,882
1,133,378	Michelin Cl. B—Registered (FR)	37,619
		68,501

TOBACCO—10.5%

4,455,975	Altadis SA Series A—Registered (SP)	55,706
8,687,347	British American Tobacco plc (UK)	70,463
59,087	Cie Financiere Richemont AG Units Cl. A—Bearer (SWS)	146,453
11,688,334	Imperial Tobacco Group plc (UK)	120,218
18,818,974	Swedish Match Ab (SW)	82,388
		475,228

TOTAL COMMON STOCKS
(Cost $2,567,000) 4,206,142

UNITS—0.9%

Units		Value (000s)
33,908,532	Eurotunnel (FR)*	$ 37,607
	Eurotunnel SA Warrants (FR)*	
20,000,000	Expire 12/31/2001	177
	Eurotunnel SA Warrants (FR)*	
20,000,000	Expire 10/30/2003	887
TOTAL UNITS		
(Cost $74,351)		38,671

CONVERTIBLE BOND—0.6%
(Cost $29,700)

Principal Amount (000s)		
	Liberty Group Ltd. (S. AFR)	
$ 30,000	6.500%—09/30/2004	29,364

SHORT-TERM INVESTMENTS—4.6%

COMMERCIAL PAPER

	American Express Credit Corp. Yrs 1&2	
12,720	4.960%—05/01/2001	12,720
13,808	4.470%—05/02/2001	13,808
		26,528
	Citigroup Inc.	
21,586	4.530%—05/09/2001	21,586
	Ford Credit Europe plc	
14,000	4.450%—05/08/2001	14,000
	Ford Motor Credit Puerto Rico Inc.	
13,821	4.480%—05/08/2001	13,821
	General Electric Capital Services Inc.	
13,953	4.420%—05/07/2001	13,953
17,000	4.550%—05/10/2001	17,000
		30,953
	General Motors Acceptance Corp.	
13,821	4.460%—05/07/2001	13,821
	Prudential Funding Corp.	
12,000	4.950%—05/01/2001	12,000
13,000	4.460%—05/02/2001	13,000
21,608	4.400%—05/03/2001	21,608
20,990	4.460%—05/04/2001	20,990
16,777	4.520%—05/11/2001	16,777
		84,375

TOTAL SHORT-TERM INVESTMENTS
(Cost $205,084) 205,084

TOTAL INVESTMENTS—99.4%
(Cost $2,876,135) 4,479,261

CASH AND OTHER ASSETS, LESS LIABILITIES—0.6% 24,812

TOTAL NET ASSETS—100.0% $4,504,073

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Common Stock Holdings (% of net assets)
(Excludes 17.6% of holdings of which 2.9% represents net cash and short-term investment, and 14.7% represents industry classification less than 1.5%)

Domestic Oil	1.5
Credit & Miscellaneous Financial	1.8
Miscellaneous High Tech	1.9
Insurance-Life	2.4
Grocery Products	2.5
Chemicals-Fertilizers	3.2
Banks-Money Center	3.3
Telecommunications-Service	3.5
Electric Power	3.7
Banks-Regional	4.0
Paper	4.0
Electrical Equipment	4.9
International Oil	5.0
Insurance-Other	5.1
Retail-All Other	5.3
Drugs & Medicine	6.2
Manufacturing Diversified	6.5
Telephones	6.6
Financial Services	11.0

COMMON STOCKS—97.1%

Shares		Value (000s)
AEROSPACE/DEFENSE—1.0%		
31,600	Rockwell International Corp.	$ 1,423
AIR TRANSPORTATION—0.2%		
2,200	AMR Corp.*	84
1,500	Delta Air Lines Inc.	66
9,450	Southwest Airlines Co.	172
		322
ALUMINUM—0.7%		
23,068	Alcoa Inc.	955

COMMON STOCKS—Continued

Shares		Value (000s)
AUTOMOBILE EQUIPMENT—1.3%		
32,000	Delphi Automotive Systems Corp.	$ 477
1,400	Navistar International Corp.*	36
34,000	TRW Inc.	1,308
		1,821
AUTOMOBILES—0.5%		
7,500	Ford Motor Co.	221
8,000	General Motors Corp.	438
2,600	General Motors Corp. Cl. H*	55
		714
BANKS-MONEY CENTER—3.3%		
46,835	Bank of America Corp.[1]	2,623
2,000	Northern Trust Corp.	130
1,000	State Street Corp.	104
270	UBS AG ADR[2]*	41
35,735	Wells Fargo & Co.[1]	1,678
		4,576
BANKS-REGIONAL—4.0%		
1,771	Amsouth Bancorporation	30
17,643	Bank One Corp.[1]	666
1,200	Fifth Third Bancorp	65
12,078	First Union Corp.	362
20,200	First Virginia Banks Inc.	886
1,700	Golden West Financial Corp.	100
83,200	Hibernia Corp. Cl. A	1,358
1,613	Huntington Bancshares Inc.	24
6,830	KeyCorp	158
5,220	National City Corp.	142
2,530	PNC Financial Services Group Inc.	165
1,700	Suntrust Banks Inc.	108
62,444	US Bancorp	1,323
765	Wachovia Corp.	47
		5,434
CHEMICALS-FERTILIZERS—3.2%		
5,199	E.I. Du Pont De Nemours & Co.	235
29,300	Praxair Inc.	1,387
116,700	R.P.M. Inc.	1,113
46,900	Rohm & Haas Co.	1,612
		4,347
COMPUTER SERVICES—0.4%		
1,800	Cabletron Systems Inc.*	28
1,500	CMGI Inc.*	4
1,200	Level 3 Communications Inc.*	17
12,300	Qwest Communications International Inc.*	503
714	Veritas Software Corp.*	43
		595
COMPUTERS & BUSINESS EQUIPMENT—0.8%		
3,400	3Com Corp.*	22
3,400	Apple Computer Inc.*	87
8,000	Compaq Computer Corp.	140
6,600	International Business Machines Corp.[1]	760
1,593	NCR Corp.*	75
		1,084
CONGLOMERATES—0.2%		
5,200	First Data Corp.	351
CONSUMER GOODS—1.2%		
59,200	Masco Corp.	1,362
4,800	Procter & Gamble Co.	288
		1,650

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
COSMETICS—0.9%		
50,100	International Flavors & Fragrances	$ 1,238
CREDIT & MISCELLANEOUS FINANCIAL—1.8%		
10,300	American Express Co.	437
13,400	Federal National Mortgage Association[1]	1,075
14,900	Morgan Stanley, Dean Witter & Co.	936
		2,448
DOMESTIC OIL—1.5%		
1,100	Amerada Hess Corp.	96
12,600	Kerr-McGee Corp.	903
25,400	Sunoco Inc.	966
1,900	Tosco Corp.	87
		2,052
DRUGS & MEDICINE—6.2%		
4,400	Abbott Laboratories	204
25,400	American Home Products Corp.	1,467
2,700	Bristol-Myers Squibb Co.	151
41,700	C.R. Bard Inc.	1,835
2,900	Genentech Inc.*	152
42,400	GlaxoSmithKline plc ADR[2]	2,271
4,800	Merck & Co Inc.	365
1,200	Pharmacia Corp.	63
52,200	Schering-Plough Corp.	2,012
		8,520
ELECTRIC POWER—3.7%		
1,400	American Electric Power Inc.	69
1,660	Edison International	16
1,460	El Paso Corp.	100
6,100	Entergy Corp.	247
500	Firstenergy Corp.	15
25,000	FPL Group Inc.	1,498
1,865	Mirant Corp.	76
8,500	Niagara Mohawk Holdings Corp.*	143
25,200	NSTAR	1,016
2,500	PG & E Corp.	22
612	Public Service Enterprise Group	28
36,000	SCANA Corp.	1,010
35,090	Southern Co.	821
		5,061
ELECTRICAL EQUIPMENT—4.9%		
14,700	Cooper Industries Inc.	549
30,600	Emerson Electric Co.	2,039
37,100	Grainger (W.W.) Inc.	1,439
55,600	Hubbell Inc. Cl. B	1,536
57,800	Thomas & Betts Corp.	1,195
		6,758
ELECTRONIC INSTRUMENTS—0.3%		
2,100	Advanced Micro Devices Inc.*	65
8,800	Hewlett-Packard Co.	250
2,600	Thermo Electron Corp.*	69
		384
FINANCIAL SERVICES—11.0%		
47,000	A.G. Edwards Inc.	1,911
34,465	Chubb Corp.	2,300
65,312	Citigroup Inc.[1]	3,210
59,821	FleetBoston Financial Corp.	2,295
1,900	Goldman Sachs Group Inc.	173
17,900	H & R Block Inc.	985
58,014	J.P. Morgan Chase & Co.[1]	2,783

COMMON STOCKS—Continued

Shares		Value (000s)
4,200	Lehman Brothers Holdings Inc.	$ 306
9,900	Marsh & McLennan Cos. Inc.	955
1,868	Merrill Lynch & Co. Inc.	115
		15,033
GROCERY PRODUCTS—2.5%		
58,300	H.J. Heinz Co.	2,282
28,100	McCormick & Co. Inc.	1,104
		3,386
HEALTH CARE-HOSPITAL MANAGEMENT—1.0%		
7,100	HCA-The Healthcare Co.	275
6,800	Johnson & Johnson	656
3,800	Tenet Healthcare Corp.*	170
3,600	United Healthcare Corp.	236
		1,337
HOTEL-MOTEL—0.0%		
1,600	Marriott International Inc. Cl. A	73
INSURANCE-LIFE—2.4%		
31,950	Jefferson-Pilot Corp.	1,491
47,500	Torchmark Inc.	1,800
		3,291
INSURANCE-OTHER—5.1%		
1,100	Aetna Inc.	31
5,600	AFLAC Inc.	178
34,236	Allstate Corp.[1]	1,429
29,535	American International Group Inc.[1]	2,416
28,100	Aon Corp.	934
1,500	Cigna Corp.	160
1,300	CNA Financial Group Inc.*	46
1,200	Hartford Financial Services Group Inc.	75
62,400	Safeco Corp.	1,666
		6,935
INTERNATIONAL OIL—5.0%		
35,000	BP Amoco plc ADR[2]	1,893
2,554	Chevron Corp.	247
39,171	Exxon Mobil Corp.[1]	3,471
16,500	Texaco Inc.	1,193
		6,804
LEISURE & LUXURY—0.3%		
903	Sabre Holdings Corp. Cl. A*	45
13,900	Walt Disney Co.	420
		465
MANUFACTURING DIVERSIFIED—6.5%		
58,800	Bemis Co. Inc.	2,211
2,300	Dover Corp.	90
19,800	ITT Industries Inc.	873
15,993	Minnesota Mining & Manufacturing Co.	1,903
82,100	Pall Corp.	1,927
39,700	Parker Hannifin Corp.	1,851
		8,855
MEDIA—1.0%		
7,450	AOL Time Warner Inc.*	376
4,500	Clear Channel Communications Inc.*	251
3,300	Cox Communications Inc. Cl. A*	150
11,089	Viacom Inc. Cl. B [1]*	577
		1,354
MISCELLANEOUS HIGH TECH—1.9%		
78,800	Diebold Inc.	2,568

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
MISCELLANEOUS TRANSPORT—0.1%		
4,300	Fedex Corp.*	$ 182
NATURAL GAS & PIPELINES—0.2%		
5,100	Enron Corp.	320
NON-FERROUS METALS—1.1%		
32,900	Phelps Dodge Corp.	1,472
OIL WELL EQUIPMENT & SERVICES—1.1%		
33,900	Halliburton Co.	1,464
PAPER—4.0%		
37,000	Boise Cascade Corp.	1,294
19,300	Bowater Inc.	936
42,300	International Paper	1,657
1,800	Kimberly-Clark Corp.	107
30,000	Temple Inland Inc.	1,530
		5,524
POLLUTION CONTROL—0.1%		
4,100	Waste Management Inc.	100
RESTAURANTS—0.3%		
13,500	McDonalds Corp.	371
RETAIL-ALL OTHER—5.3%		
2,700	Costco Wholesale Corp.	94
3,100	Federated Department Stores Inc.*	133
70,000	Intimate Brands Inc. Cl. A	1,120
84,400	J.C. Penney Co. Inc.	1,710
14,349	Kmart Corp.*	143
71,500	Limited Inc.	1,210
26,619	May Department Stores Co.	992
73,400	Nordstrom Inc.	1,350
4,000	Target Corp.	154
7,400	Wal-Mart Stores Inc.	383
		7,289
RETAIL-DRUG STORES—0.1%		
1,400	CVS Corp.	83
RETAIL-FOOD STORES—0.1%		
2,600	Kroger Co.*	59
1,500	Safeway Inc.*	81
		140
SEMICONDUCTORS—0.2%		
14,800	Motorola Inc.	230
1,600	National Semiconductor Corp.*	46
		276
SERVICES—0.1%		
5,600	Cendant Corp.*	99
SOFT DRINKS—1.1%		
35,400	Pepsico Inc.	1,551

COMMON STOCKS—Continued

Shares		Value (000s)
STEEL—0.0%		
8,400	Bethlehem Steel Corp.[1]*	$ 30
TELECOMMUNICATIONS-EQUIPMENT—0.0%		
2,400	Ditech Communications Corp.*	29
TELECOMMUNICATIONS-SERVICE—3.5%		
1,800	CenturyTel Inc.	49
14,600	Comcast Corp. Cl. A	641
14,300	McLeodUSA Inc.*	127
1,300	Telephone & Data Systems Inc.	137
1,300	United States Cellular Corp.*	86
53,753	Verizon Communications	2,961
43,100	WorldCom Inc. New[1]	787
2,500	XO Communications Inc. Cl. A*	10
		4,798
TELEPHONES—6.6%		
40,700	ALLTEL Corp.	2,223
52,610	AT&T Corp.[1]	1,172
9,596	Bellsouth Corp.[1]	403
83,613	SBC Communications Inc.[1]	3,449
81,600	Sprint Corp.[1]	1,745
		8,992
TOBACCO—0.3%		
7,600	Philip Morris Cos. Inc.	381
TOYS—0.1%		
3,200	Toys ''R'' Us Inc.*	79
TOTAL COMMON STOCKS		
	(Cost $124,168)	133,014

SHORT-TERM INVESTMENT—0.5%
(Cost $698)

Principal Amount (000s)		
U.S. TREASURY BILLS		
$ 698	U.S. Treasury Bills 4.930%—05/17/2001[1]	698
TOTAL INVESTMENTS—97.6%		
	(Cost $124,866)	133,712
CASH AND OTHER ASSETS, LESS LIABILITIES—2.4%		3,324
TOTAL NET ASSETS—100.0%		$137,036

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCK INVESTMENTS SOLD SHORT AT APRIL 30, 2001 ARE AS FOLLOWS:

Shares	Security	Value (000s)	Shares	Security	Value (000s)
4,500	Abitibi-Consolidated Inc.	$ 39	17,900	Mattel Inc.	$ 289
1,500	Air Products and Chemicals Inc.	64	58	McData Corp.*	1
3,200	Albertson's Inc.	107	3,900	McGraw-Hill Companies Inc.	253
4,900	Alcan Inc.	218	1,400	Medtronic Inc.	62
3,100	Allegheny Technologies Inc.	57	2,500	Mellon Financial Corp.	102
1,400	American General Corp.	61	2,400	Microsoft Corp.*	163
1,100	Amgen Inc.*	67	1,500	Millipore Corp.	86
7,875	Archer Daniels Midland Co.	94	2,800	Moody's Corp.	88
3,400	Autoliv Inc.	67	1,200	New York Times Co.	49
216	Avaya Inc.*	3	2,600	Nike Inc.	109
1,200	Avery Dennison Corp.	67	4,900	Norfolk Southern Corp.	97
6,000	Avon Products Inc.	254	1,500	Nortel Networks Corp.	23
6,100	Baker Hughes Inc.	240	2,000	Nova Chemicals Corp.	44
1,200	Bausch & Lomb Inc.	51	4,300	Occidental Petroleum Corp.	130
1,500	Becton, Dickinson & Co.	49	4,400	Oracle Corp.*	71
3,000	Belo Corp.	53	1,200	PartnerRe Ltd.	59
4,400	Burlington Resources Inc.	208	15,250	Pfizer Inc.	660
1,000	Canadian Imperial Bank, Toronto	33	2,300	Phillips Petroleum Co.	137
6,000	Carnival Corp.	159	2,400	Potash Corp. of Saskatchewan Inc.	138
1,700	Charles Schwab & Co.	34	1,000	PPG Industries Inc.	53
2,100	Charter One Financial Inc.	61	3,200	R. R. Donnelley & Sons Co.	89
2,700	Cisco Systems Inc.*	46	6,500	Ralston Purina Co.	197
1,600	Colgate-Palmolive Co.	89	3,000	Raytheon Co.	89
6,100	ConAgra Foods Inc.	127	1,300	Reliant Energy Inc.	64
2,900	Conoco Inc.	88	5,200	Royal Caribbean Cruises Ltd.	106
1,600	Cooper Industries Inc.	60	4,600	Royal Dutch Petroleum Co. ADR[2]	274
3,500	Crown Cork & Seal Co. Inc.	15	14,100	Sara Lee Corp.	281
2,500	CSX Corp.	87	1,800	Schlumberger Ltd.	119
2,000	Dell Computer Corp.*	52	7,900	Sempra Energy	218
2,800	Diamond Offshore Drilling Inc.	123	2,000	Sun Microsystems Inc.	34
2,100	Dow Jones & Co. Inc.	114	13,200	Sysco Corp.*	371
1,400	Dun & Bradstreet Corp.	39	1,600	T. Rowe Price Group Inc.	56
1,100	Eastman Chemical Co.	59	1,400	Texas Instruments Inc.	54
3,500	Eli Lilly & Co.	298	3,400	Textron Inc.	180
1,600	EMC Corp.*	63	13,100	TransCanada Pipelines Ltd.	155
1,300	Fluor Corp.	69	3,225	Tribune Co.	136
2,500	Fortune Brands Inc.	78	5,000	Trizec Hahn Corp.	78
1,200	Gannett Co. Inc.	77	1,200	True North Communications Inc.	46
1,700	Gap Inc.	47	2,232	Tyco International Ltd.	119
1,600	GATX Corp.	64	2,600	Union Pacific Corp.	148
1,600	General Dynamics Corp.	123	1,000	United Technologies Corp.	70
4,000	General Mills Inc.	158	2,300	Unocal Corp.	88
4,100	Hercules Inc.	49	2,700	USA Education Inc.	192
2,900	Hershey Foods Corp.	175	4,200	UST Inc.	126
1,400	Hillenbrand Industries Inc.	71	2,500	USX-Marathon Group	80
3,200	Hormel Foods Corp.	66	1,900	VF Corp.	77
1,900	Household International Inc.	122	2,400	Washington Mutual Inc.	120
1,300	Illinois Tool Works Inc.	82	1,200	Weyerhaeuser Co.	68
3,000	Intel Corp.	93	822	Williams Communications Group*	4
8,300	Kellogg Co.	212	1,000	Williams Companies Inc.	42
1,500	Knight-Ridder Inc.	81	4,600	Winn-Dixie Stores Inc.	145
6,700	Leggett & Platt Inc.	130	5,000	Wrigley (Wm) Jr. Co.	242
1,500	Lincoln National Corp.	69			
5,500	Lockheed Martin Corp.	193	**TOTAL COMMON STOCK INVESTMENTS SOLD SHORT**		
3,100	Magna International Inc.	161	(proceeds $11,281)		$12,077
1,300	Massey Energy Corp.	29			

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

FUTURES CONTRACTS WHICH WERE OPEN AT APRIL 30, 2001 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation (000s)
S & P 500 Index Futures (Buy)	35	$9	Jun-01	$498

---

1   At April 30, 2001 securities held by the Fund were pledged to cover margin requirements for open futures contracts and investments sold short. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $17,846.

2   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Total Investments (% of net assets)
(Excludes excess of liabilities over other assets and short-term investments of -32.8%)

Municipal Bonds	2.2
Asset-Backed Securities	5.3
Foreign Government Obligations	5.9
U.S. Government Obligations	14.3
Corporate Bonds & Notes	33.1
Mortgage-Backed Securities	72.0

ASSET-BACKED SECURITIES—5.3%

Principal Amount (000s)		Value (000s)
	Bayview Financial Revolving Mortgage Loan	
	Series 1999-1 Cl. M2	
$10,000	7.425%—08/25/2029[2,8,10]	$ 10,047
	Bear Stearns Cos.	
	Series 2000-2 Cl. A1	
2,459	7.560%—11/25/2030	2,497
	Series 2000-1 Cl. A1	
2,357	7.483%—12/25/2030	2,383
	Series 2000-1 Cl. II	
2,697	7.490%—12/25/2030	2,725
		7,605
	Marlin Water Trust/Capital	
7,400	7.090%—12/15/2001[2]	7,456
	New York City Tax Lien	
	Series 2000-AA Cl. C	
15,982	8.110%—11/10/2008[2]	16,354
	SLM Student Loan Marketing Association Trust	
	Series 1995-1 Cl. A2	
5,000	5.412%—10/25/2007[8,10]	4,990
	Washington Mutual	
	Series 2000-1 Cl. A	
2,068	4.631%—07/26/2003[2,8]	2,068
TOTAL ASSET-BACKED SECURITIES		
(Cost $47,989)		48,520

CORPORATE BONDS & NOTES—33.1%

Principal Amount (000s)		Value (000s)
	Allete	
1,500	6.498%—10/20/2003[8]	1,501
	AOL Time Warner Inc.	
450	7.975%—08/15/2004[10]	479
	Associates Corp. North America	
5,000	6.210%—08/27/2001[8,10]	5,006
	Banesto Del Inc.	
3,000	8.250%—07/28/2002[10]	3,108
	Banponce Corp.	
2,000	6.750%—12/15/2005[10]	1,983
	British Telecommunications plc	
1,400	8.125%—12/15/2010	1,467

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Cincinnati Financial Corp.	
$ 5,000	6.900%—05/15/2028[10]	$ 4,350
	Citicorp	
10,625	7.125%—03/15/2004[10]	11,082
	Cleveland Electric Illuminating Co. Series B	
2,000	9.500%—05/15/2005[10]	2,070
	Credit Suisse First Boston	
10,000	6.500%—05/01/2008[2,10]	9,719
	Credit Suisse First Boston Mortgage Securities Corp.	
	Series 2000-HE1 Cl. A2	
18,020	5.283%—12/15/2030[8,9]	18,042
	DaimlerChrysler North America Holding	
10,000	4.904%—01/18/2002[8,10]	9,955
	DaimlerChrysler North America Holding MTN[1]	
5,000	7.750%—05/27/2003[10]	5,195
	DTE Energy Co. Series B	
10,000	7.110%—11/15/2003[2,7]	10,169
	Enron Corp.	
12,900	5.510%—09/10/2001[2,8]	12,915
	First Chicago Corp. MTN[1]	
10,000	4.960%—03/11/2002[8,10]	10,023
10,000	4.956%—06/26/2002[8,10]	10,011
		20,034
	Ford Motor Credit MTN[1]	
20,000	5.190%—06/20/2003[8,10]	19,993
	France Telecom SA	
2,000	6.308%—03/14/2003[2,8]	2,022
7,100	7.200%—03/01/2006[2]	7,260
		9,282
	Fred Meyer Inc.	
5,000	7.150%—03/01/2003[10]	5,177
	General Motors Acceptance Corp.	
5,900	6.750%—03/15/2003	6,047
5,000	5.750%—11/10/2003[10]	5,028
		11,075
	General Motors Acceptance Corp. MTN[1]	
3,000	5.550%—09/15/2003[8,10]	2,993
10,000	5.548%—01/20/2004[8]	10,003
2,100	5.730%—03/22/2004[8]	2,101
		15,097
	GMACCM Mortgage Trust I	
	Series 1999-D Cl. A	
14,053	5.808%—09/20/2004[2,6,10]	14,053
	Gulf States Utilities Co.	
400	8.210%—01/01/2002	405
	HMH Properties, Inc. Series A	
3,000	7.875%—08/01/2005	2,955
	Korea Development Bank	
€10,000	2.850%—05/14/2001[8]	4,514
	Mexico Credit Link	
$ 5,000	10.557%—02/22/2002[8]	5,096
	Occidental Petroleum Corp.	
5,000	6.400%—04/01/2003[7]	5,039
	Old Kent Financial Corp.	
10,000	7.750%—08/15/2010	10,391

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Providian Gateway Master Trust	
	Series 2000-B Cl. A	
$16,800	4.403%—03/16/2009[2,8]	$ 16,800
	Salomon Brothers Mortgage Services VII Inc.	
	Series 1999-AQ2 Cl. A1	
6,508	5.443%—11/15/2029[8,9]	6,536
	Series 2000 Cl. A	
2,095	7.600%—12/25/2030	2,115
		8,651
	Salomon Inc. CPI Bond	
5,346	3.650%—02/14/2002[4]	5,374
	Sasco Floating Rate Mortgage Trust	
	Series 1999 Cl. B	
7,140	5.650%—10/21/2013[2,8]	7,153
	Toledo Edison Co.	
2,000	8.700%—09/01/2002	2,060
	TRW Inc.	
3,500	6.625%—06/01/2004[2]	3,484
	United Airlines	
	Pass Thru Certificate	
	Series 1993 Cl. C2	
3,000	9.060%—06/17/2015[10]	3,121
	Wells Fargo Bank NA	
10,000	6.025%—05/02/2005[8]	10,000
	Wells Fargo Mortgage Backed Securities Trust	
	Series 2000-14 Cl. A5	
8,736	7.500%—01/25/2031	8,714
	Westdeutsche Landesbank Giroz	
13,200	6.050%—01/15/2009[10]	12,725
	WorldCom Inc.	
3,250	8.875%—01/15/2006	3,343
TOTAL CORPORATE BONDS & NOTES		
(Cost $301,968)		301,577

FOREIGN GOVERNMENT OBLIGATIONS—5.9%

Principal Amount (000s)		Value (000s)
	Federal Republic of Brazil	
7,216	5.438%—04/15/2006[8]	6,428
	Federal Republic of Germany	
€ 2,700	4.500%—07/04/2009	2,318
1,000	5.375%—01/04/2010	910
4,250	5.250%—07/04/2010	3,842
26,950	5.250%—01/04/2011	24,335
510	6.250%—01/04/2024	490
2,390	6.500%—07/04/2027	2,373
840	5.625%—01/04/2028	748
800	4.750%—07/04/2028	627
1,200	6.250%—01/04/2030	1,165
		36,808
	Republic of Panama	
$ 5,000	9.625%—02/08/2011	5,090
1,800	4.500%—07/17/2014[7]	1,552
2,829	6.438%—07/17/2016[8]	2,263
		8,905
	United Mexican States	
1,430	5.560%—03/25/2005[8]	1,428
TOTAL FOREIGN GOVERNMENT OBLIGATIONS		
(Cost $54,721)		53,569

MORTGAGE-BACKED SECURITIES—72.0%

Principal Amount (000s)		Value (000s)
COLLATERALIZED MORTGAGE OBLIGATIONS		
	Chase Mortgage Finance Corp. REMIC[3]	
	Series 1993-N Cl. A9	
$ 3,000	6.750%—11/25/2024[10]	$ 2,856
	Collateralized Mortgage Securities Corp	
	Series F Cl. 4	
93	11.450%—11/01/2015	94
	Collateralized Mortgage Securities Corp REMIC[3]	
	Series 1988-4 Cl. B	
106	8.750%—04/20/2019[10]	110
	Countrywide Home Loans	
	Pass Thru Certificate	
	Series 1997-6 Cl. A1	
10,000	7.250%—11/25/2027[8,10]	10,092
	Series 2000-2 Cl. A2	
987	7.750%—04/25/2030[10]	1,004
	Series 2000-8 Cl. A2	
1,250	7.750%—01/25/2031	1,283
		12,379
	Drexel Burnham Lambert CMO Trust REMIC[3]	
	Series H Cl. 4	
4,929	8.500%—04/01/2017[10]	5,013
	Federal Home Loan Mortgage Corp.	
23,397	4.773%—03/15/2025[8]	23,503
15,445	4.573%—11/15/2030[8]	15,546
		39,049
	Federal Home Loan Mortgage Corp.	
	Pass Thru Certificates	
10,363	6.908%—08/15/2032[7,10]	10,552
	Federal Home Loan Mortgage Corp. REMIC[3]	
897	9.000%—12/15/2020[10]	944
2,974	8.000%—08/15/2022	3,134
5,872	6.500%—02/15/2023[5]	719
5,000	6.000%—08/15/2026[10]	4,841
		9,638
	Federal National Mortgage Association REMIC[3]	
551	6.500%—02/25/2007[5,10]	20
576	6.000%—07/25/2017[5]	2
2,000	6.500%—12/25/2020[10]	2,009
7,884	7.000%—04/18/2027[10]	7,602
		9,633
	GE Capital Mortgage Services Inc.	
	Series 1994-6 Cl. A3	
3,610	6.500%—12/25/2022	3,421
	GE Capital Mortgage Services Inc. REMIC[3]	
	Series 1998-17 Cl. A3	
9,742	6.750%—10/25/2028[10]	9,534
	Kidder Peabody Acceptance Corp. REMIC[3]	
	Series 1994-2 Cl. 1A2	
586	7.610%—09/25/2024[7,10]	595
	Norwest Asset Securities Corp. REMIC[3]	
	Series 1997-19 Cl. A8	
6,200	7.250%—12/25/2027[10]	6,327
	Series 1998-12 Cl. A9	
5,000	6.750%—06/25/2028[10]	4,931
		11,258
	PNC Mortgage Securities Corp. REMIC[3]	
	Series 1998-14 Cl. 3A3	
17,633	6.500%—02/25/2029	16,939

32

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

MORTGAGE-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Series 1999-4 Cl. 1A8	
$ 9,800	6.200%—06/25/2029	$ 9,863
		26,802
	Prudential Home Mortgage Securities Co. REMIC[3] Series 1993-29 Cl. A8	
5,131	6.750%—08/25/2008[10]	5,180
	Residential Asset Securitization Trust Pass Thru Certificate Series 1998-A13	
6,931	6.500%—12/25/2028[10]	6,841
	Series 2000-A2 Cl. NB1	
3,035	8.000%—04/25/2030[10]	3,095
		9,936
	Residential Funding Mortgage Securities I Inc. Series 1997-S8 Cl. A9	
9,336	7.500%—06/25/2027[10]	9,558
	Resolution Trust Corp. REMIC[3] Pass Thru Certificate Series 1991-3 Cl. 1L	
2,227	8.682%—08/25/2021[8,10]	2,221
	Sears Mortgage Securities Corp. Series 92 Cl. A	
334	6.921%—10/25/2022[2,8]	338
	SLM Student Loan Trust Series 1997-2 Cl. A1	
1,339	5.202%—10/25/2005[2,8,10]	1,342
	Series 1997-3 Cl. A1	
3,794	6.403%—04/25/2006[8,10]	3,785
		5,127
	Structured Asset Mortgage Investments Inc. REMIC[3] Series 1998-9 Cl. 1A3	
5,000	6.250%—11/25/2028	4,682
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS		**177,976**
OTHER MORTGAGE-BACKED SECURITIES		
	Asset Backed Securities Corp. Series 1999 Cl. A	
4,549	6.515%—03/18/2029[8,10]	4,565
	EQCC Home Equity Loan Trust Series 1999-2 Cl. A1F	
701	6.050%—01/25/2010[10]	700
	Federal Home Loan Mortgage Corp. Series 2259 Cl. ZD	
20,590	7.000%—10/15/2030	20,023
	Federal Home Loan Mortgage Corp. Pass Thru Certificates	
34	8.000%—06/01/2011	35
34	8.500%—02/01/2017[10]	36
548	8.190%—06/01/2024[7,10]	563
		634
	Federal Home Loan Mortgage Corp. TBA May Delivery	
15,000	7.000%—12/31/2099	15,136
	Federal Housing Authority Project 221 Grey 98-4	
7,623	7.430%—10/01/2020[10]	7,597
	221D4 Banco-5	
623	7.400%—02/01/2021	619
	221D4 Banco-15	
243	7.450%—05/01/2021	242

MORTGAGE-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	223C Reilly-52	
$ 283	5.150%—06/01/2018	$ 263
		8,721
	Federal National Mortgage Association	
20,634	7.271%—10/01/2040	21,232
	Federal National Mortgage Association Pass Thru Certificates	
56	9.000%—03/01/2005[10]	59
774	9.000%—11/01/2009[10]	808
6	8.500%—12/01/2009	6
18	9.500%—04/01/2011	19
		892
	Federal National Mortgage Association TBA[6] May Delivery	
1,000	6.000%—12/31/2099	965
3,000	7.000%—12/31/2099	3,025
		3,990
	Government National Mortgage Association	
5,412	6.000%—01/15/2029	5,265
8,439	6.000%—02/15/2029	8,214
5,305	6.000%—03/15/2029	5,161
4,295	6.000%—04/15/2029	4,179
2,312	6.000%—05/15/2029	2,248
548	6.000%—06/15/2029	533
5,674	6.000%—07/15/2029	5,525
119	6.000%—08/15/2029	116
2,426	6.000%—09/15/2029	2,361
109	6.000%—10/15/2029	106
103	6.000%—11/15/2029	100
426	6.000%—10/15/2030	414
		34,222
	Government National Mortgage Association TBA[6] May Delivery	
21,000	6.000%—05/21/2031	20,409
149,500	6.500%—05/21/2031	148,332
130,000	7.000%—05/21/2031	131,422
		300,163
	Government National Mortgage Association II[7]	
872	6.375%—03/20/2017[10]	882
379	6.750%—08/15/2017	364
1,878	7.750%—08/20/2022[10]	1,916
1,193	7.750%—09/20/2023[10]	1,217
272	7.375%—05/20/2024[10]	276
37	6.750%—07/20/2024	38
2,609	7.750%—09/20/2024[10]	2,661
252	7.625%—12/20/2024[10]	257
951	6.375%—01/20/2025[10]	961
840	6.375%—02/20/2025[10]	849
196	7.625%—10/20/2025	200
399	7.625%—10/20/2025[10]	408
1,693	7.625%—11/20/2025[10]	1,728
457	7.625%—12/20/2026[10]	466
3,482	7.750%—07/20/2027	3,548
		15,771
	Government National Mortgage Association II TBA[6] May Delivery	
13,000	6.000%—05/21/2031	12,573
20,600	6.500%—05/21/2031	20,355
13,000	7.000%—05/21/2031	13,093
		46,021

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

MORTGAGE-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Small Business Administration Pass Thru Certificate	
$ 1,996	7.449%—08/01/2010	$ 2,128
4,400	6.290%—01/01/2021	4,330
		6,458
	TOTAL OTHER MORTGAGE-BACKED SECURITIES	478,528
	TOTAL MORTGAGE-BACKED SECURITIES (Cost $657,524)	656,504

U.S. GOVERNMENT OBLIGATIONS—14.3%

Principal Amount (000s)		Value (000s)
	U.S. Treasury Bond STRIPS[11]	
2,900	0.010%—02/15/2015	1,273
6,100	0.010%—02/15/2019	2,055
30,700	0.010%—11/15/2021	8,691
		12,019
	U.S. Treasury Bonds	
1,300	8.125%—08/15/2021	1,636
2,028	3.625%—04/15/2028[4]	2,064
12,800	5.500%—08/15/2028	12,092
15,648	3.875%—04/15/2029[4]	16,646
		32,438
	U.S. Treasury Notes	
24,271	3.625%—07/15/2002[4,10]	24,741
12,300	6.750%—05/15/2005	13,283
4,609	3.375%—01/15/2007[4]	4,686
3,657	3.625%—01/15/2008[4]	3,755
37,599	3.875%—01/15/2009[4]	39,161
		85,626
	TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $129,513)	130,083

MUNICIPAL BONDS—2.2%

Principal Amount (000s)		Value (000s)
	Chicago Illinois Sales Tax Rev	
7,000	5.375%—01/01/2030	6,874
	Massachusetts State Water Resources Authority Series B	
11,000	4.750%—12/01/2021	10,041
	School District of Philadelphia Series A	
3,700	4.750%—04/01/2027	3,324
	TOTAL MUNICIPAL BONDS (Cost $20,203)	20,239

SHORT-TERM INVESTMENTS—10.2%

COMMERCIAL PAPER

Principal Amount (000s)		Value (000s)
	Abbey National	
987	5.010%—08/06/2001	987
2,367	5.040%—08/08/2001	2,367
		3,354
	ANZ Delaware Inc.	
3,466	4.210%—07/23/2001	3,466
	Becton, Dickinson & Co.	
1,186	4.800%—07/25/2001	1,186

SHORT-TERM INVESTMENTS—Continued

Principal Amount (000s)		Value (000s)
	Federal Home Loan Banks	
$ 3,730	4.070%—10/12/2001	$ 3,730
	Federal National Mortgage Association	
7,861	3.860%—10/04/2001	7,861
	Gannett Co. Inc.	
1,500	5.000%—05/03/2001	1,500
9,390	5.000%—05/09/2001	9,390
		10,890
	General Electric Capital Corp.	
6,936	4.220%—07/18/2001	6,936
7,034	4.220%—07/19/2001	7,034
		13,970
	Glaxo Wellcome plc	
999	4.940%—05/09/2001	999
	Halifax Group plc	
1,184	4.930%—08/08/2001	1,184
	Merck & Co. Inc.	
1,897	4.920%—05/11/2001	1,897
	National Rural Utilities	
8,472	4.910%—05/25/2001	8,472
	SBC Communications Inc. Yrs 1&2	
1,595	4.930%—05/23/2001	1,595
	UBS Finance Inc. Yrs 1&2	
298	5.920%—06/06/2001	298
1,383	4.620%—08/02/2001	1,383
789	4.760%—08/15/2001	789
986	4.820%—08/15/2001	986
7,871	4.580%—09/05/2001	7,871
3,449	4.110%—09/06/2001	3,449
6,881	4.580%—09/12/2001	6,881
6,874	4.580%—09/19/2001	6,874
		28,531
	Verizon Global Funding Corp.	
2,179	4.250%—07/19/2001	2,179
	TOTAL COMMERCIAL PAPER	89,314

REPURCHASE AGREEMENT

Principal Amount (000s)		Value (000s)
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2001 due May 1, 2001 at 4.100% collateralized by a U.S. Treasury Note 6.125% December 31, 2001, par value of $3,700 (repurchase proceeds of $3,824 when closed on May 1,	
3,746	2001)	3,746

U.S. TREASURY BILLS

Principal Amount (000s)		Value (000s)
	U.S. Treasury Bills	
424	5.015%—05/17/2001	424
	TOTAL SHORT-TERM INVESTMENTS (Cost $93,484)	93,484
	TOTAL INVESTMENTS—143.0% (Cost $1,305,402)	1,303,976
	CASH AND OTHER ASSETS, LESS LIABILITIES—(43.0%)	(392,278)
	TOTAL NET ASSETS—100.0%	$ 911,698

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

TBA SALE COMMITMENTS WHICH WERE OPEN AT APRIL 30, 2001 ARE AS FOLLOWS:

Description	Principal Amount (000s)	Coupon Rate	Delivery Date	Value (000s)
Government National Mortgage Assoc. II (proceeds receivable $5,050)	$5,000	7.00%	May-01	$ 5,035

FUTURES CONTRACTS WHICH WERE OPEN AT APRIL 30, 2001 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation/ (Depreciation) (000s)
U.S. Treasury Bond—20 Yr. (Buy)	493	$ 49,300	Jun-01	$(2,130)
U.S. Treasury Note—5 Yr. (Sell)	59	5,900	Jun-01	65
U.S. Treasury Note—10 Yr. (Sell)	33	3,300	Jun-01	72
Municipal Bond Index Futures (Buy)	8	8	Jun-01	(27)
Eurodollar Futures (Buy)	42	10,500	Jun-02	(29)
Eurodollar Futures (Buy)	42	10,500	Sep-02	(33)
Eurodollar Futures (Buy)	42	10,500	Dec-02	(37)
Eurodollar Futures (Buy)	42	10,500	Mar-03	(42)
Euribor Futures (Buy)	16	€ 4,000	Jun-01	12
Euribor Futures (Buy)	114	28,500	Mar-02	(20)
Germany Federal Republic Bonds—10 Yr. (Buy)	582	58,200	Jun-01	(771)
Japan Government Bonds—10 Yr. (Sell)	2	¥200,000	Jun-01	(5)
				$(2,945)

WRITTEN OPTIONS WHICH WERE OPEN AT APRIL 30, 2001 ARE AS FOLLOWS:

Description	Number of Shares/ Contracts	Strike Price	Expiration Date	Value (000s)
Government National Mortgage Association (Put)	12,000,000	$ 92.63	Jan-04	$ —
U.S. Treasury Notes—10 Yr. Futures (Call)	483	108.00	May-01	(15)
U.S. Treasury Notes—10 Yr. Futures (Call)	40	107.00	May-01	(3)
U.S. Treasury Notes—10 Yr. Futures (Put)	166	105.00	May-01	(259)
Euro Futures (Put)	5,900,000	0.88	May-01	(50)
Euro Futures (Put)	10,800,000	0.88	May-01	(105)
Euro Futures (Put)	5,200,000	0.88	Jun-01	(55)
Euro Futures (Put)	4,600,000	0.82	Nov-01	(48)
Euro Futures (Put)	1,800,000	0.82	Dec-01	(20)
Eurodollar Futures (Put)	89	95.00	Dec-01	(27)
Eurodollar Futures (Put)	403	95.25	Dec-01	(191)
Written options outstanding, at value (premiums received of $931)				$(773)

FIXED INCOME INVESTMENTS SOLD SHORT AT APRIL 30, 2001 ARE AS FOLLOWS:

Par Value (000s)	Security	Value (000s)
$12,700	Federal Republic of Germany	$11,445
12,300	U.S. Treasury Note	13,283
	TOTAL FIXED INCOME INVESTMENTS SOLD SHORT (proceeds $25,489)	$24,728

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

SWAP AGREEMENTS AT APRIL 30, 2001 ARE AS FOLLOWS:

Par Value (000s)	Description	Counter Party	Unrealized Appreciation (Depreciation) (000s)
¥ 580,000	To make or receive semi-annual payments through 04/14/2008 based on the difference between (A) the 10 year fixed interest rate of 2.295% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Goldman Sachs Capital Markets New York	$ (430)
377,000	To make or receive semi-annual payments through 04/15/2008 based on the difference between (A) the 10 year fixed interest rate of 2.305% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Goldman Sachs Capital Markets New York	(281)
1,065,000	To make or receive semi-annual payments through 01/11/2011 based on the difference between (A) the 10 year fixed interest rate of 1.805% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Morgan Stanley Capital Services	(343)
£ 4,400	To make or receive semi-annual payments through 02/02/2004 based on the difference between (A) the 10 year fixed interest rate of 5.633% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	19
14,700	To make or receive semi-annual payments through 02/02/2004 based on the difference between (A) the 10 year fixed interest rate of 5.626% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	59
5,500	To make or receive semi-annual payments through 03/15/2006 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	(51)
3,700	To make or receive semi-annual payments through 03/15/2006 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	(32)
10,400	To make or receive semi-annual payments through 09/19/2002 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	11
10,400	To make or receive semi-annual payments through 03/19/2006 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	(200)
7,400	To make or receive semi-annual payments through 03/19/2006 based on the difference between (A) the 10 year fixed interest rate of 5.250% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	(67)
$ 9,800	To make or receive semi-annual payments through 06/15/2006 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the USD-LIBOR-BBA.	Goldman Sachs Capital Markets New York	131
23,000	To make or receive semi-annual payments through 06/15/2006 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the USD-LIBOR-BBA.	Morgan Stanley Capital Services	306
6,400	To make or receive semi-annual payments through 06/15/2006 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the USD-LIBOR-BBA.	Bank of America	85
			$ (793)

1   MTN after the name of a security stands for Medium Term Note.

2   Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2001, these securities were valued at $121,180 or 13.3% of net assets.

3   REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.

4   Treasury inflation-protected securities (TIPS) are securities in which the principal amount is adjusted for inflation and interest payments are applied to the inflation-adjusted principal.

5   Interest only (IO) securities represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These are subject to the risk of accelerated principal paydowns. The amount represents the notional amount on which current interest is calculated.

6   TBA's are mortgage-backed securities traded under delayed delivery commitments, settling after April 30, 2001. Although the unit price for the trades has been established, the principal value has not been finalized. However, the amount of the commitments will not fluctuate more than 2% from the principal amount. Income on TBA's is not earned until settlement date. (See Note 2 to the Financial Statements).

7   Variable rate security. The stated rate represents the rate in effect at April 30, 2001.

8   Floating rate security. The stated rate represents the rate in effect at April 30, 2001.

9   Step Coupon security. The rate will step 1.07% per month until the coupon reaches 15%.

10 At April 30, 2001, securities held by the Fund were pledged to cover margin requirements for open future contracts and written options on futures contracts. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $583,030.

11 Separate trading of registered interest and principal of securities (STRIPS) is a prestripped zero-coupon bond that is a direct obligation of the U.S. Treasury.

€   Euro.

¥   Japanese Yen.

£   British Pound.

The accompanying notes are an integral part of the financial statements.

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Total Investments (% of net assets)
(Excludes net cash and short-term investments of 0.0%)

Corporate Bonds & Notes	8.0
U.S. Government Obligations	19.9
Mortgage-Backed Securities	25.7
Asset-Backed Securities	46.4

ASSET-BACKED SECURITIES—46.4%

Principal Amount (000s)		Value (000s)
	Arcadia Automobile Receivables Trust Series 1998-B Cl. A5	
$ 5,500	6.060%—06/15/2006[4]	$ 5,583
	Beneficial Home Equity Loan Trust Series 1996-1 Cl. A	
1,109	4.641%—04/28/2026[3,4]	1,110
	BMW Vehicle Owner Trust Series 1999-A Cl. A2	
224	6.160%—12/25/2001[4]	224
	Campobello Master Trust Series 1999-1A Cl. B	
3,000	5.589%—12/15/2006[1,3,4]	3,008
	CIT Marine Trust Series 1999-A Cl. A2	
2,000	5.800%—04/15/2010[4]	2,022
	CIT RV Trust Series 1999-A Cl. A3	
3,300	5.960%—04/15/2011[4]	3,334
	CNH Equipment Trust Series 2000-B Cl. A2	
2,963	6.870%—02/15/2004[4]	3,004
	Felco Funding III LLC. Series 2000-1 Cl. A3	
4,000	7.585%—06/15/2004[1,4]	4,129
	Green Tree Financial Corp. Series 1996-10 Cl. A4	
924	6.420%—11/15/2028[4]	931
	Honda Auto Receivables Owner Trust Series 2000-1 Cl. A2	
3,000	5.150%—06/18/2003[4]	3,020
	Household Automotive Trust Series 2000-3 Cl. A2	
5,000	6.960%—10/17/2003[4]	5,076
	Ikon Receivables LLC Series 1999-1 Cl. A4	
2,975	6.230%—05/15/2005	3,020
	Navistar Financial Owner Trust Series 2000-B Cl. A2	
4,000	6.660%—10/15/2003[4]	4,053
	Norwest Asset Securities Corp. Pass Thru Certificates Series 1999-16 Cl. A1	
6,000	6.000%—06/25/2029[4]	6,000

ASSET-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Saxon Asset Securities Trust Series 1999-2 Cl. MV2	
$ 1,500	5.456%—05/25/2029[3,4]	$ 1,507
	Series 2001-1 Cl. AF4	
2,000	6.310%—03/25/2026	1,962
		3,469
	Signet Helco Trust Series 1995-A Cl. A	
914	5.320%—06/20/2000[3,4]	916
	Toyota Auto Receivables Owner Trust Series 2000-A Cl. A2	
3,459	7.120%—12/15/2002[4]	3,488

TOTAL ASSET-BACKED SECURITIES
(Cost $51,479) 52,387

CORPORATE BONDS & NOTES—8.0%

Principal Amount (000s)		Value (000s)
	AERCO Ltd. Cl. A3	
4,000	5.483%—07/15/2025[3,4]	3,998
	Canadian Imperial Bank	
2,000	4.610%—04/19/2002	1,998
	Standard Credit Card Master Trust I Series 1994-4 Cl. A	
3,000	8.250%—11/07/2003	3,064

TOTAL CORPORATE BONDS & NOTES
(Cost $9,040) 9,060

MORTGAGE-BACKED SECURITIES—25.7%

COLLATERALIZED MORTGAGE OBLIGATIONS

Principal Amount (000s)		Value (000s)
	Contimortgage Home Equity Loan Trust Pass Thru Certificates Series 1998-3 Cl. A10	
252	5.840%—05/15/2016[4]	253
	Federal Home Loan Mortgage Corp.	
3,150	5.250%—02/15/2004	3,174
1,379	6.000%—08/15/2018	1,388
		4,562
	Federal Home Loan Mortgage Corp. Pass Thru Certificates Series T-31 Cl. A3	
1,750	6.276%—11/25/2016	1,771
	Federal National Mortgage Association REMIC[2] Series 1996-70 Cl. PD	
1,217	6.250%—07/25/2018[4]	1,220
	Federal National Mortgage Association	
10,000	4.750%—03/15/2004[4]	9,938
	Structured Asset Securities Corp. Series 2001-4A Cl. A2	
11,249	5.500%—03/25/2031	11,260

TOTAL MORTGAGE-BACKED SECURITIES
(Cost $29,010) 29,004

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—Continued

U.S. GOVERNMENT OBLIGATIONS—19.9%

Principal Amount (000s)		Value (000s)
	U.S. Treasury Notes	
$ 7,900	4.750%—01/31/2003	$ 7,961
11,500	4.250%—03/31/2003[4]	11,489
3,000	5.750%—11/15/2005	3,105
TOTAL U.S. GOVERNMENT OBLIGATIONS		
(Cost $22,560)		22,555

SHORT-TERM INVESTMENTS—5.5%

COMMERCIAL PAPER		
	Svenska Handelsbanken Ab	
2,000	7.120%—05/04/2001	2,000
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2001 due May 1, 2001 at 4.400% collateralized by a U.S. Treasury Note 6.000% August 15, 2009, par value of $3,650 (repurchase proceeds of $3,849 when closed on May 1,	
3,769	2001)	3,769
U.S. TREASURY BILLS		
	U.S. Treasury Bills	
500	0.000%—09/27/2001[5]	493
TOTAL SHORT-TERM INVESTMENTS		
(Cost $6,262)		6,262
TOTAL INVESTMENTS—105.5%		
(Cost $118,351)		119,268
CASH AND OTHER ASSETS, LESS LIABILITIES—(5.5%)		(6,263)
TOTAL NET ASSETS—100.0%		$113,005

FUTURES CONTRACTS WHICH WERE OPEN AT APRIL 30, 2001 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation/ (Depreciation) (000s)
U.S. Treasury Note — 5 Yr. (Buy)	20	$2,000	Jun-01	$(13)
U.S. Treasury Note — 5 Yr. (Sell)	41	4,100	Jun-01	68
U.S. Treasury Note — 2 Yr. (Sell)	28	5,600	Jun-01	20
				$ 75

1   Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2001, these securities were valued at $7,137 or 6.32% of net assets.

2   REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.

3   Floating rate security. The stated rate represents the rate in effect at April 30, 2001.

4   At April 30, 2001, securities held by the Fund were pledged to cover margin requirements for open future contracts. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $91,117.

5   Zero-coupon bond.

The accompanying notes are an integral part of the financial statements.

Harbor Money Market Fund
PORTFOLIO OF INVESTMENTS—April 30, 2001 (Unaudited)

Total Investments (% of net assets)
(Excludes net cash of –2.3%)



Repurchase Agreement	3.9
Bank Obligations	18.4
Commercial Paper	80.0

BANK OBLIGATIONS—18.4%

Principal Amount (000s)		Value (000s)
	Barclays plc	
$4,000	4.290%—04/25/2002	$ 3,997
	Bayerische Hypoveren Bank	
4,000	7.250%—05/14/2001	4,000
	LandesBank Baden	
2,000	5.160%—08/13/2001	2,001
	LandesBank Hessen Thuringen	
3,400	6.010%—09/04/2001	3,400
2,000	5.450%—01/08/2002	2,001
		5,401
	Svenska Handelsbanken Ab	
3,500	5.320%—07/25/2001	3,500
	Toronto Dominion Bank	
4,000	6.160%—06/22/2001	4,000
	UBS AG	
2,200	4.530%—10/15/2001	2,200
TOTAL BANK OBLIGATIONS		
(Cost $25,099)		25,099

COMMERCIAL PAPER—80.0%

Principal Amount (000s)		Value (000s)
	Abbey National plc	
5,000	5.730%—07/03/2001	4,950
	Bank of Montreal	
6,700	4.563%—05/01/2001	6,700
	Bank of Nova Scotia	
5,000	5.230%—05/15/2001	4,990
	Bank of Scotland Treasury Service plc	
4,000	5.000%—05/09/2001	3,995
	Banque Et Caisse D'Epargne	
4,000	4.750%—06/29/2001	3,967
	Bayerische Landesbank	
4,000	4.570%—10/02/2001	4,000
	Canadian Imperial Bank	
5,500	7.420%—06/04/2001	5,511
	CommerzBank AG	
2,500	5.090%—05/31/2001	2,500
800	5.040%—02/26/2002	804
		3,304

COMMERCIAL PAPER—Continued

Principal Amount (000s)		Value (000s)
	Credit Agricole Indosuez	
$3,500	6.890%—08/31/2001	$ 3,515
	Danske Bank A/S	
6,700	4.656%—05/01/2001	6,700
	Deutsche Bank AG	
4,000	4.500%—08/24/2001	3,939
	Halifax plc Yrs 1&2	
4,500	6.000%—06/07/2001	4,472
	McGraw Hill Inc.	
4,500	6.180%—06/08/2001	4,471
	National Westminster Bank plc	
5,000	5.010%—06/06/2001	5,000
	Paccar Financial Corp.	
2,000	4.350%—12/14/2001	1,945
	Province De Quebec	
5,500	4.730%—08/10/2001	5,428
	Rabobank Nederland NV	
5,500	4.910%—08/28/2001	5,502
	Sigma Finance Inc. Yrs 1&2	
4,500	6.410%—05/23/2001	4,482
	Societe Generale Cayman	
5,000	4.563%—10/17/2001	4,895
	Southtrust Bank North America	
5,000	6.620%—05/29/2001	5,001
	State Street Corp.	
6,700	4.563%—05/01/2001	6,700
	Svenska Handelsbanken Ab	
2,000	4.750%—09/05/2001	1,967
	UBS Finance Inc. Yrs 1&2	
3,500	6.010%—09/04/2001	3,502
	Westpac Banking Corp. Yrs 1&2	
4,000	5.130%—06/29/2001	3,966
TOTAL COMMERCIAL PAPER		
(Cost $108,902)		108,902

REPURCHASE AGREEMENT—3.9%
(Cost $5,241)

Principal Amount (000s)		Value (000s)
5,241	Repurchase Agreement with State Street Bank & Trust dated April 30, 2001 due May 1, 2001 at 4.400% collateralized by a U.S. Treasury Note 5.500% August 31, 2001, par value of $5,275 (repurchase proceeds of $5,348 closed on May 1, 2001)	5,241
TOTAL INVESTMENTS—102.3%		
(Cost $139,242)[1]		139,242
CASH AND OTHER ASSETS, LESS LIABILITIES—(2.3%)		(3,107)
TOTAL NET ASSETS—100.0%		$136,135

---

1   The aggregate identified cost on a tax basis is the same.

The accompanying notes are an integral part of the financial statements.

Harbor Fund
STATEMENT OF ASSETS AND LIABILITIES—April 30, 2001 (Unaudited)

(All amounts in Thousands, except per share amounts)

	Harbor Mid Cap Growth	Harbor Growth	Harbor Small Cap Growth
ASSETS			
Investments, at identified cost*	**$10,879**	**$164,547**	**$8,824**
Investments, at value	$10,335	$165,261	$8,765
Repurchase agreements	374	—	564
Cash	—	1	—
Cash on deposit with broker for investments sold short	—	—	—
Foreign currency, at value (cost: $0; $0; $0; $481; $0; $0; $0; $0; $0; $0; $0; $0)	—	—	—
Receivables for:			
Investments sold	49	1,335	234
Capital shares sold	41	235	21
Dividends	—	—	1
Interest	—	45	—
Variation margin on futures contracts	—	—	—
Deferred organization costs	—	—	—
Withholding tax receivable	—	—	—
Other assets	2	23	6
Total Assets	**10,801**	**166,900**	**9,591**
LIABILITIES			
Payables for:			
Investments purchased	208	—	—
Capital shares reacquired	—	583	51
Dividends to shareholders	—	—	—
Investments sold short, at value (proceeds $0; $0; $0; $0; $0; $0; $0; $0; $11,281; $25,489; $0; $0)	—	—	—
Written options, at value (premiums received $0; $0; $0; $0; $0; $0; $0; $0; $0; $931; $0; $0)	—	—	—
Swap agreements	—	—	—
Interest on swap agreements	—	—	—
Open forward currency contracts			
Variation margin on futures contracts	—	—	—
Dividends payable on investments sold short	—	—	—
Accrued expenses:			
Adviser's fees	4	162	4
Trustees' fees	—	1	—
Transfer agent's fees	4	21	3
Other	1	1	3
TBA sale commitments at value (proceeds receivable $0; $0; $0; $0; $0; $0; $0; $0; $0; $5,050; $0; $0)	—	—	—
Total Liabilities	**217**	**768**	**61**
NET ASSETS	**$10,584**	**$166,132**	**$9,530**
Net assets consist of:			
Paid-in capital	$11,873	$169,512	$9,287
Undistributed/(overdistributed) net investment income	(30)	8	(9)
Accumulated net realized gain/(loss)	(1,089)	(4,102)	(253)
Unrealized appreciation/(depreciation) of investments, swap agreements, written options, foreign currency, investments sold short and translation of assets and liabilities in foreign currencies	(170)	714	505
Unrealized appreciation/(depreciation) of futures and forward contracts	—	—	—
	$10,584	$166,132	$9,530
Shares of beneficial interest	1,352	11,636	932
Net asset value, offering and redemption price per share	$ 7.83	$ 14.28	$10.22

* Including repurchase agreements and short-term investments.

The accompanying notes are an integral part of the financial statements.

Harbor International Growth	Harbor Global Equity	Harbor Capital Appreciation	Harbor International II	Harbor International	Harbor Value	Harbor Bond	Harbor Short Duration	Harbor Money Market
$ 848,231	**$5,867**	**$6,998,363**	**$106,503**	**$2,876,135**	**$124,866**	**$1,305,402**	**$118,351**	**$139,242**
$ 778,009	$5,428	$7,287,672	$107,812	$4,479,261	$133,712	$1,300,230	$115,499	$134,001
—	562	—	—	—	—	3,746	3,769	5,241
1	27	—	39	3,222	417	18	1	—
—	—	—	—	—	12,901	—	—	—
480	—	—	—	—	—	—	—	—
11,827	334	100,780	182	8,205	3,994	52,493	—	—
108	170	9,318	7	957	182	9,059	542	257
1,966	7	1,482	250	19,679	122	—	—	—
3	—	26	1	345	—	10,991	791	1,446
—	—	—	—	—	—	100	2	—
—	—	—	2	—	—	—	—	—
688	—	—	216	8,279	—	—	—	—
2	—	391	3	5	23	2	12	14
793,084	**6,528**	**7,399,669**	**108,512**	**4,519,953**	**151,351**	**1,376,639**	**120,616**	**140,959**
4,877	736	91,547	182	4,934	1,555	429,975	7,259	4,000
4,740	12	4,629	93	5,066	552	883	315	758
—	—	—	—	—	—	—	8	35
—	—	—	—	—	12,077	24,728	—	—
—	—	—	—	—	—	773	—	—
—	—	—	—	—	—	793	—	—
—	—	—	—	—	—	1,246	—	—
—	—	—	—	—	37	538	—	—
—	—	—	—	—	27	—	—	—
402	2	3,204	52	2,825	58	346	18	16
2	—	12	—	2	—	—	—	—
71	1	293	14	202	8	31	1	14
278	6	41	27	2,851	1	593	10	1
—	—	—	—	—	—	5,035	—	—
10,370	**757**	**99,726**	**368**	**15,880**	**14,315**	**464,941**	**7,611**	**4,824**
$ 782,714	**$5,771**	**$7,299,943**	**$108,144**	**$4,504,073**	**$137,036**	**$ 911,698**	**$113,005**	**$136,135**
$1,035,281	$6,250	$7,855,997	$107,805	$2,840,190	$131,133	$ 907,521	$137,405	$136,137
(468)	11	5,759	(1,026)	(6,468)	44	6,738	2	—
(181,763)	(613)	(851,122)	76	68,148	(2,689)	2,082	(25,394)	(2)
(70,336)	123	289,309	1,289	1,602,203	8,050	(1,698)	917	—
—	—	—	—	—	498	(2,945)	75	—
$ 782,714	$5,771	$7,299,943	$108,144	$4,504,073	$137,036	$ 911,698	$113,005	$136,135
64,048	647	223,924	8,484	136,277	9,538	80,688	13,108	136,135
$ 12.22	$ 8.92	$ 32.60	$ 12.75	$ 33.05	$ 14.37	$ 11.30	$ 8.62	$ 1.00

Harbor Fund
STATEMENT OF OPERATIONS—Six Months Ended April 30, 2001 (Unaudited)

(All amounts in Thousands)

	Harbor Mid Cap Growth	Harbor Growth	Harbor Small Cap Growth	Harbor International Growth
Investment Income:				
Dividends	$ 4	$ 30	$ 6	$ 3,737
Interest	12	991	20	702
Foreign taxes withheld	—	—	—	(512)
Total Investment Income	**16**	**1,021**	**26**	**3,927**
Operating Expenses:				
Investment advisory fees	29	780	22	3,626
Shareholder communications	1	25	1	53
Custodian fees	9	13	6	358
Transfer agent fees	6	118	5	251
Professional fees	2	5	2	21
Trustees' fees and expenses	—	2	—	8
Registration fees	5	24	4	12
Amortization of organization costs	—	—	—	—
Insurance	—	1	—	3
Miscellaneous	2	4	1	8
Total operating expenses	54	972	41	4,340
Advisory fee waived	(8)	—	(6)	—
Other expense reimbursements and reductions	—	(2)	—	(20)
Net operating expenses	46	970	35	4,320
Dividend expense on investments sold short	—	—	—	—
Net Investment Income/(Loss)	**(30)**	**51**	**(9)**	**(393)**
Realized and Unrealized Gain/(Loss) on Investment Transactions:				
Net realized gain/(loss) on:				
Investments	(1,089)	(4,092)	(253)	(161,179)
Foreign currency transactions	—	—	—	101
Investments sold short	—	—	—	—
Swap agreements	—	—	—	—
Futures contracts	—	—	—	—
Written options	—	—	—	—
Change in net unrealized appreciation/(depreciation) on:				
Investments, foreign currency, written options and investments sold short	(170)	(93,151)	505	(85,294)
Swap agreements	—	—	—	—
Futures contracts	—	—	—	—
Translation of assets and liabilities in foreign currencies	—	—	—	20
Net gain/(loss) on investment transactions	(1,259)	(97,243)	252	(246,352)
Net increase/(decrease) in net assets resulting from operations	**$(1,289)**	**$(97,192)**	**$ 243**	**$(246,745)**

1 For the period February 1, 2001 (inception) through April 30, 2001.

The accompanying notes are an integral part of the financial statements.

Harbor Global Equity[1]	Harbor Capital Appreciation	Harbor International II	Harbor International	Harbor Value	Harbor Bond	Harbor Short Duration	Harbor Money Market
$ 20	$ 23,437	$ 849	$ 54,869	$ 1,581	$ —	$ —	$ —
6	7,918	37	4,381	370	26,577	3,020	4,042
(1)	(375)	(137)	(8,660)	(4)	(3)	—	—
25	**30,980**	**749**	**50,590**	**1,947**	**26,574**	**3,020**	**4,042**
9	22,824	441	19,649	413	2,856	197	196
—	270	11	191	10	36	2	18
4	250	54	1,640	42	91	23	20
1	1,297	54	917	46	175	8	85
—	156	2	80	2	12	2	2
—	61	1	31	1	5	1	1
2	375	14	12	13	21	12	13
—	—	1	—	—	—	—	—
—	6	1	5	1	2	1	1
—	42	3	23	3	6	3	3
16	25,281	582	22,548	531	3,204	249	339
(2)	—	(57)	(1,498)	—	(896)	(98)	(78)
—	(60)	(2)	(22)	(1)	(9)	(8)	(7)
14	25,221	523	21,028	530	2,299	143	254
—	—	—	—	107	—	—	—
11	**5,759**	**226**	**29,562**	**1,310**	**24,275**	**2,877**	**3,788**
(622)	(791,523)	68	106,414	2,322	11,699	437	2
9	—	7	(38,231)	—	(1,084)	—	—
—	—	—	—	96	(1,367)	—	—
—	—	—	—	—	(3,259)	—	—
—	—	—	—	(3,140)	4,047	37	—
—	—	—	—	—	554	37	—
123	(1,049,562)	(6,834)	(269,655)	5,879	11,369	703	—
—	—	—	—	—	(8)	—	—
—	—	—	—	1,191	(3,482)	55	—
—	—	9	184	—	912	—	—
(490)	(1,841,085)	(6,750)	(201,288)	6,348	19,381	1,269	2
$(479)	**$(1,835,326)**	**$(6,524)**	**$(171,726)**	**$ 7,658**	**$43,656**	**$4,146**	**$3,790**

Harbor Fund
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

	Harbor Mid Cap Growth	Harbor Growth	
	November 1, 2000 through April 30, 2001	November 1, 2000 through April 30, 2001	November 1, 1999 through October 31, 2000
	(Unaudited)	(Unaudited)	
Increase/(Decrease) in Net Assets:			
Operations:			
Net investment income/(loss)	$ (30)	$ 51	$ 46
Net realized gain/(loss) on investments, foreign currency transactions, investments sold short, swap agreements, futures contracts and written options	(1,089)	(4,092)	20,777
Net unrealized appreciation/(depreciation) of investments, written options, investments sold short, swap agreements, futures contracts, forward foreign currency contracts and translation of assets and liabilities in foreign currencies	(170)	(93,151)	40,500
Net increase/(decrease) in net assets resulting from operations	**(1,289)**	**(97,192)**	**61,323**
Distributions to shareholders:			
Net investment income	—	(82)	—
Net realized gain on investments	—	(17,428)	(10,441)
Total distributions to shareholders	**—**	**(17,510)**	**(10,441)**
Capital share transactions:			
Net proceeds from sale of shares	13,318	36,605	153,456
Net asset value of shares issued in connection with reinvestment of:			
Dividends from net investment income	—	81	—
Distributions from net realized gain on investments	—	17,198	10,293
Cost of shares reacquired	(1,445)	(48,649)	(84,281)
Net increase/(decrease) derived from capital transactions	**11,873**	**5,235**	**79,468**
Net increase/(decrease) in net assets	10,584	(109,467)	130,350
Net assets:			
Beginning of period	—	275,599	145,249
End of period*	**$10,584**	**$ 166,132**	**$275,599**
Number of Capital Shares:			
Sold	1,539	2,042	6,092
Reinvested in payment of investment income dividends	—	5	—
Reinvested in payment of capital gain distributions	—	1,040	475
Reacquired	(187)	(2,824)	(3,484)
Net increase/(decrease) in shares outstanding	1,352	263	3,083
Outstanding:			
Beginning of period	—	11,373	8,290
End of period	1,352	11,636	11,373
* Includes undistributed/(over-distributed) net investment income of:	$ (30)	$ 8	$ 39

The accompanying notes are an integral part of the financial statements.

| Harbor Small Cap Growth | Harbor International Growth | | Harbor Global Equity | Harbor Capital Appreciation | |
| November 1, 2000 through April 30, 2001 | November 1, 2000 through April 30, 2001 | November 1, 1999 through October 31, 2000 | February 1, 2001 through April 30, 2001 | November 1, 2000 through April 30, 2001 | November 1, 1999 through October 31, 2000 |
(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	
$ (9)	$ (393)	$ 1,511	$ 11	$ 5,759	$ (5,764)
(253)	(161,078)	146,960	(613)	(791,523)	1,254,783
505	(85,274)	(142,213)	123	(1,049,562)	(601,183)
243	(246,745)	6,258	(479)	(1,835,326)	647,836
—	(293)	(9,899)	—	—	—
—	(121,187)	(98,795)	—	(1,154,663)	(660,216)
—	(121,480)	(108,694)	—	(1,154,663)	(660,216)
10,176	290,478	597,417	6,250	1,237,658	3,522,668
—	258	8,659	—	—	—
—	118,213	94,385	—	1,114,972	619,790
(889)	(505,092)	(733,456)	—	(1,163,015)	(1,514,562)
9,287	(96,143)	(32,995)	6,250	1,189,615	2,627,896
9,530	(464,368)	(135,431)	5,771	(1,800,374)	2,615,516
—	1,247,082	1,382,513	—	9,100,317	6,484,801
$ 9,530	$ 782,714	$1,247,082	$5,771	$ 7,299,943	$ 9,100,317
1,022	21,200	29,877	647	34,508	67,564
—	19	409	—	—	—
—	8,635	4,459	—	32,784	12,613
(90)	(36,819)	(36,012)	—	(32,325)	(29,438)
932	(6,965)	(1,267)	647	34,967	50,739
—	71,013	72,280	—	188,957	138,218
932	64,048	71,013	647	223,924	188,957
$ (9)	$ (468)	$ 218	$ 11	$ 5,759	$ —

Harbor Fund
STATEMENT OF CHANGES IN NET ASSETS—Continued

(All amounts in Thousands)

	Harbor International II		Harbor International	
	November 1, 2000 through April 30, 2001	November 1, 1999 through October 31, 2000	November 1, 2000 through April 30, 2001	November 1, 1999 through October 31, 2000
	(Unaudited)		(Unaudited)	
Increase/(Decrease) in Net Assets:				
Operations:				
Net investment income/(loss)	$ 226	$ 1,079	$ 29,562	$ 74,458
Net realized gain/(loss) on investments, foreign currency transactions, investments sold short, swap agreements, futures contracts and written options	75	9,593	68,183	524,664
Net unrealized appreciation/(depreciation) of investments, written options, investments sold short, swap agreements, futures contracts, forward foreign currency contracts and translation of assets and liabilities in foreign currencies	(6,825)	(2,036)	(269,471)	(368,363)
Net increase/(decrease) in net assets resulting from operations	**(6,524)**	**8,636**	**(171,726)**	**230,759**
Distributions to shareholders:				
Net investment income	(1,265)	(1,349)	(86,391)	(84,210)
Net realized gain on investments	(6,349)	(4,991)	(462,932)	(371,384)
Total distributions to shareholders	**(7,614)**	**(6,340)**	**(549,323)**	**(455,594)**
Capital share transactions:				
Net proceeds from sale of shares	26,320	102,142	362,834	487,519
Net asset value of shares issued in connection with reinvestment of:				
Dividends from net investment income	1,208	1,258	77,031	71,586
Distributions from net realized gain on investments	6,191	4,739	442,277	344,123
Cost of shares reacquired	(38,263)	(98,400)	(487,295)	(1,209,142)
Net increase/(decrease) derived from capital transactions	**(4,544)**	**9,739**	**394,847**	**(305,914)**
Net increase/(decrease) in net assets	(18,682)	12,035	(326,202)	(530,749)
Net assets:				
Beginning of period	126,826	114,791	4,830,275	5,361,024
End of period*	**$108,144**	**$126,826**	**$4,504,073**	**$ 4,830,275**
Number of Capital Shares:				
Sold	1,960	6,768	10,478	12,029
Reinvested in payment of investment income dividends	92	87	2,288	1,770
Reinvested in payment of capital gain distributions	468	326	13,140	8,510
Reacquired	(2,916)	(6,598)	(13,949)	(29,830)
Net increase/(decrease) in shares outstanding	(396)	583	11,957	(7,521)
Outstanding:				
Beginning of period	8,880	8,297	124,320	131,841
End of period	8,484	8,880	136,277	124,320
* Includes undistributed/(over-distributed) net investment income of:	$ (1,026)	$ 13	$ (6,468)	$ 50,361

The accompanying notes are an integral part of the financial statements.

	Harbor Value		Harbor Bond		Harbor Short Duration		Harbor Money Market	
	November 1, 2000 through April 30, 2001	November 1, 1999 through October 31, 2000	November 1, 2000 through April 30, 2001	November 1, 1999 through October 31, 2000	November 1, 2000 through April 30, 2001	November 1, 1999 through October 31, 2000	November 1, 2000 through April 30, 2001	November 1, 1999 through October 31, 2000
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	$ 1,310	$ 2,982	$ 24,275	$ 39,061	$ 2,877	$ 10,863	$ 3,788	$ 5,804
	(722)	2,728	10,590	3,583	511	(1,552)	2	7
	7,070	(1,752)	8,791	(13)	758	976	—	—
	7,658	**3,958**	**43,656**	**42,631**	**4,146**	**10,287**	**3,790**	**5,811**
	(1,313)	(3,157)	(19,853)	(33,143)	(2,936)	(11,343)	(3,788)	(5,811)
	(1,898)	(15,960)	(4,887)	—	—	—	(2)	—
	(3,211)	**(19,117)**	**(24,740)**	**(33,143)**	**(2,936)**	**(11,343)**	**(3,790)**	**(5,811)**
	15,192	38,950	281,980	255,323	157,055	311,299	168,791	126,557
	1,264	3,063	18,792	28,899	2,901	11,254	3,563	5,577
	1,836	15,544	3,414	—	—	—	—	—
	(33,318)	(52,165)	(128,659)	(203,635)	(173,193)	(447,907)	(142,112)	(123,506)
	(15,026)	**5,392**	**175,527**	**80,587**	**(13,237)**	**(125,354)**	**30,242**	**8,628**
	(10,579)	(9,767)	194,443	90,075	(12,027)	(126,410)	30,242	8,628
	147,615	157,382	717,255	627,180	125,032	251,442	105,893	97,265
	$137,036	**$147,615**	**$ 911,698**	**$ 717,255**	**$ 113,005**	**$ 125,032**	**$ 136,135**	**$ 105,893**
	1,090	2,919	24,879	23,549	18,273	36,609	168,791	126,557
	95	231	1,660	2,682	338	1,326	3,563	5,577
	137	1,179	302	—	—	—	—	—
	(2,416)	(3,916)	(11,352)	(18,861)	(20,197)	(52,625)	(142,112)	(123,506)
	(1,094)	413	15,489	7,370	(1,586)	(14,690)	30,242	8,628
	10,632	10,219	65,199	57,829	14,694	29,384	105,893	97,265
	9,538	10,632	80,688	65,199	13,108	14,694	136,135	105,893
	$ 44	$ 47	$ 6,738	$ 2,316	$ 2	$ 61	$ —	$ —

Harbor Fund Financial Highlights
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

| Year/Period Ended | Net Asset Value Beginning of Period | Income From Investment Operations | | | Less Distributions | | |
		Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Written Options, Swap Agreements, Investments Sold Short and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[d]	In Excess of Net Investment Income
HARBOR MID CAP GROWTH FUND							
April 30, 2001 (unaudited)[1]	$10.00	$(.02)	$ (2.15)	$ (2.17)	$ —	$ —	$—
HARBOR GROWTH FUND[2]							
April 30, 2001 (unaudited)	$24.23	$ —	$ (8.39)	$ (8.39)	$ —	$(1.56)	$—
October 31, 2000	17.52	—	7.90	7.90	—	(1.19)	—
October 31, 1999	10.81	(.07)	7.85	7.78	—	(1.07)	—
October 31, 1998	14.20	(.04)	(1.07)	(1.11)	—	(2.28)	—
October 31, 1997	16.00	—	2.30	2.30	—	(4.10)	—
October 31, 1996	15.73	(.08)[e]	2.20	2.12	—	(1.85)	—
HARBOR SMALL CAP GROWTH FUND							
April 30, 2001 (unaudited)[1]	$10.00	$ —	$ .22	$ .22	$ —	$ —	$—
HARBOR INTERNATIONAL GROWTH FUND							
April 30, 2001 (unaudited)	$17.56	$(.01)	$ (3.51)	$ (3.52)	$ —	$(1.82)	$—
October 31, 2000	19.13	.01	(.06)	(.05)	(.14)	(1.38)	—
October 31, 1999	18.07	.14	1.30	1.44	(.11)	(.27)	—
October 31, 1998	16.15	.11	2.52	2.63	(.12)	(.59)	—
October 31, 1997	15.35	.12	1.12	1.24	(.08)	(.36)	—
October 31, 1996	12.10	.14[e]	3.22	3.36	(.11)	—	—
HARBOR GLOBAL EQUITY FUND							
April 30, 2001 (unaudited)[3]	$10.00	$ .02	$ (1.10)	$ (1.08)	$ —	$ —	$—
HARBOR CAPITAL APPRECIATION FUND							
April 30, 2001 (unaudited)	$48.16	$ .02	$ (9.41)	$ (9.39)	$ —	$(6.17)	$—
October 31, 2000	46.92	—	5.84	5.84	—	(4.60)	—
October 31, 1999	33.51	(.02)	15.78	15.76	(.07)	(2.28)	—
October 31, 1998	34.01	.07	4.35	4.42	(.07)	(4.85)	—
October 31, 1997	25.88	.06	8.95	9.01	(.02)	(.86)	—
October 31, 1996	23.20	.02	3.00	3.02	(.03)	(.31)	—
HARBOR INTERNATIONAL FUND II							
April 30, 2001 (unaudited)	$14.28	$ .02[c]	$ (.65)	$ (.63)	$(.15)	$ (.75)	$—
October 31, 2000	13.83	.01[c]	1.23	1.24	(.17)	(.62)	—
October 31, 1999	11.26	.18[c]	2.54	2.72	(.15)	—	—
October 31, 1998	12.14	.12[c]	(.37)	(.25)	(.10)	(.53)	—
October 31, 1997	10.47	.10[c]	1.63	1.73	(.02)	(.04)	—
October 31, 1996[4]	10.00	.01[c]	.46	.47	—	—	—
HARBOR INTERNATIONAL FUND							
April 30, 2001 (unaudited)	$38.85	$ .26[c]	$ (1.56)	$ (1.30)	$(.71)	$(3.79)	$—
October 31, 2000	40.66	.48[c]	1.22	1.70	(.65)	(2.86)	—
October 31, 1999	36.97	.67[c]	5.90	6.57	(.58)	(2.30)	—
October 31, 1998	35.84	.51[c]	1.92	2.43	(.40)	(.90)	—
October 31, 1997	31.21	.41[c]	5.44	5.85	(.42)	(.80)	—
October 31, 1996	26.93	.41[c]	4.41	4.82	(.41)	(.13)	—

See page 50 for notes to the Financial Highlights.

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[5]	Ratio of Adviser or Subadviser Fees Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$ —	$ 7.83	(21.70)%[b,f]	$ 10,584	1.20%[a,c]	.20%[a]	1.19%[a]	—%	.79%[a,c]	37.55%[b]
$(1.56)	$14.28	(35.49)%[b]	$ 166,132	.94%[a]	—%	.94%[a]	—%	.05%[a]	1.79%[b]
(1.19)	24.23	45.92	275,599	.88	—	.87	—	.02	12.64
(1.07)	17.52	76.51	145,249	.90	—	.90	—	(.54)	13.05
(2.28)	10.81	(8.73)	88,030	1.00	—	1.00	—	(.30)	23.40
(4.10)	14.20	18.64	104,568	1.12	—	1.12	—	(.47)	147.37
(1.85)	16.00	14.84	113,511	.93	—	.92	—	(.50)	87.97
$ —	$10.22	2.20%[b,f]	$ 9,530	1.20%[a,c]	.20%[a]	1.19%[a]	—%	(.31)%[a,c]	27.99%[b]
$(1.82)	$12.22	(21.13)%[b]	$ 782,714	.90%[a]	—%	.89%[a]	—%	(.08)%[a]	27.43%[b]
(1.52)	17.56	(1.58)	1,247,082	.89	—	.89	—	.10	102.56
(.38)	19.13	7.87	1,382,513	.91	—	.91	—	.78	48.34
(.71)	18.07	16.96	1,178,252	.96	—	.96	—	.62	85.15
(.44)	16.15	8.13	918,950	1.02	—	1.02	—	.91	76.19
(.11)	15.35	27.86	478,969	1.11	—	1.10	—	.99	55.17
$ —	$ 8.92	(10.80)%[b,f]	$ 5,771	1.20%[a,c]	.20%[a]	1.20%[a]	—%	.93%[a,c]	103.18%[b]
$(6.17)	$32.60	(20.00)%[b]	$7,299,943	.67%[a]	—%	.67%[a]	—%	.15%[a]	50.15%[b]
(4.60)	48.16	12.26	9,100,317	.64	—	.64	—	(.07)	85.66
(2.35)	46.92	48.59	6,484,801	.66	—	.66	—	(.05)	68.14
(4.92)	33.51	15.72	3,833,598	.68	—	.68	—	.24	69.56
(.88)	34.01	35.73	2,798,404	.70	—	.70	—	.23	72.80
(.34)	25.88	13.22	1,583,215	.75	—	.75	—	.11	73.69
$ (.90)	$12.75	(4.66)%[b,f]	$ 108,144	$.89[a,c]	.10%[a]	.89%[a]	—%	.38%[a,c]	20.71%[b]
(.79)	14.28	8.81[f]	126,826	.93[c]	.10	.92	—	.85[c]	64.93
(.15)	13.83	24.37[f]	114,791	.92[c]	.10	.92	—	1.36[c]	51.84
(.63)	11.26	(1.98)[f]	112,669	1.15[c]	.10	1.15	—	.86[c]	70.34
(.06)	12.14	16.64[f]	134,957	.99[c]	.20	.98	—	1.33[c]	57.61
—	10.47	4.70[b,f]	12,573	1.46[a,c]	.26[a]	1.44[a]	—	.40[a,c]	2.61[a]
$(4.50)	$33.05	(3.56)%[b,f]	$4,504,073	.92%[a,c]	.06%[a]	.91%[a]	—%	1.28%[a,c]	2.42%[b]
(3.51)	38.85	3.74[f]	4,830,275	.92[c]	.06	.92	—	1.40[c]	10.33
(2.88)	40.66	18.54[f]	5,361,024	.92[c]	.06	.92	—	1.65[c]	4.01
(1.30)	36.97	6.97[f]	5,088,401	.94[c]	.06	.94	—	1.27[c]	13.66
(1.22)	35.84	19.26[f]	5,090,048	.97[c]	.05	.97	—	1.20[c]	6.39
(.54)	31.21	18.17[f]	4,030,127	.99[c]	.05	.99	—	1.42[c]	9.73

Harbor Fund Financial Highlights—Continued

SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

		Income From Investment Operations			Less Distributions		
Year/Period Ended	Net Asset Value Beginning of Period	Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Written Options, Swap Agreements, Investments Sold Short and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[d]	In Excess of Net Investment Income
HARBOR VALUE FUND							
April 30, 2001 (unaudited)	$13.88	$.13	$ .68	$ .81	$(.13)	$ (.19)	$ —
October 31, 2000	15.40	.27	.08	.35	(.30)	(1.57)	—
October 31, 1999	15.21	.27	1.80	2.07	(.25)	(1.63)	—
October 31, 1998	18.17	.27	.79	1.06	(.28)	(3.74)	—
October 31, 1997	16.04	.34	4.13	4.47	(.34)	(2.00)	—
October 31, 1996	14.57	.40	2.74	3.14	(.40)	(1.27)	—
HARBOR BOND FUND							
April 30, 2001 (unaudited)	$11.00	$.32[c]	$ .32	$ .64	$(.27)	$ (.07)	$ —
October 31, 2000	10.85	.57[c]	.15	.72	(.57)	—	—
October 31, 1999	11.82	.58[c]	(.49)	.09	(.55)	(.51)	—
October 31, 1998	11.57	.61[c]	.53	1.14	(.66)	(.23)	—
October 31, 1997	11.28	.68[c]	.30	.98	(.69)	—	—
October 31, 1996	11.21	.72[c]	.09	.81	(.74)	—	—
HARBOR SHORT DURATION FUND							
April 30, 2001 (unaudited)	$ 8.51	$.24[c]	$ .11	$ .35	$(.24)	$ —	$ —
October 31, 2000	8.56	.55[c]	(.04)	.51	(.56)	—	—
October 31, 1999	8.69	.46[c]	(.15)	.31	(.44)	—	—
October 31, 1998	8.66	.48[c]	.09	.57	(.54)	—	—
October 31, 1997	8.79	.45[c,e]	.01	.46	(.59)	—	—
October 31, 1996	8.82	.63[c]	(.02)	.61	(.60)	—	(.04)
HARBOR MONEY MARKET FUND							
April 30, 2001 (unaudited)	$ 1.00	$.03[c]	$ —	$ .03	$(.03)	$ —	$ —
October 31, 2000	1.00	.06[c]	—	.06	(.06)	—	—
October 31, 1999	1.00	.05[c]	—	.05	(.05)	—	—
October 31, 1998	1.00	.05[c]	—	.05	(.05)	—	—
October 31, 1997	1.00	.02[c]	—	.02	(.02)	—	—
October 31, 1996	1.00	.05[c]	—	.05	(.05)	—	—

1 Commenced operations on November 1, 2000.

2 Effective May 2, 1997, Harbor Growth Fund appointed Emerging Growth Advisors, Inc. as its Subadviser.

3 For the period February 1, 2001 (inception) through April 30, 2001.

4 For the period June 1, 1996 (inception) through October 31, 1996.

5 Percentage does not reflect reduction for credit balance arrangements.

a Annualized.

b Unannualized.

c Reflects the Adviser's or Subadviser's agreement not to impose all or a portion of its management fees.

d Includes both short-term and long-term capital gains.

e Based on monthly average of shares outstanding during the fiscal year.

f The total returns would have been lower had certain expenses not been waived during the periods shown.

g Dividend expense from investments sold short.

h Interest expense from investments sold short.

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[5]	Ratio of Adviser or Subadviser Fees Not Imposed to Average Net Assets(%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets(%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$ (.32)	$14.37	6.03%[b]	$ 137,036	.77%[a]	—%	.77%[a]	.15%[a,g]	1.91%[a]	39.30%[b]
(1.87)	13.88	3.07	147,615	.80	—	.80	.16[g]	2.05	105.92
(1.88)	15.40	14.60	157,382	.76	—	.76	—	1.65	110.21
(4.02)	15.21	6.69	170,468	.79	—	.79	—	1.67	113.55
(2.34)	18.17	31.08	161,359	.83	—	.83	—	1.98	145.85
(1.67)	16.04	23.08	112,109	.83	—	.83	—	2.65	132.39
$ (.34)	$11.30	5.76%[b,f]	$ 911,698	.56%[a,c]	.22%[a]	.56%[a]	—%	5.93%[a,c]	323.84%[b]
(.57)	11.00	6.95[f]	717,255	.60[c]	.21	.60	—	6.16[c]	494.12
(1.06)	10.85	0.85[f]	627,180	.61[c]	.21	.60	—	5.35[c]	271.14
(.89)	11.82	10.33[f]	473,021	.65[c]	.22	.65	—	5.41[c]	278.06
(.69)	11.57	8.96[f]	362,594	.67[c]	.23	.67	—	6.04[c]	252.37
(.74)	11.28	7.56[f]	279,849	.70[c]	.24	.70	—	6.40[c]	192.64
$ (.24)	$ 8.62	4.18%[b,f]	$ 113,005	.31%[a,c]	.20%[a]	.29%[a]	—%	5.82%[a,c]	133.39%[b]
(.56)	8.51	6.21[f]	125,032	.29[c]	.20	.28	—	6.00[c]	477.75
(.44)	8.56	3.68[f]	251,442	.28[c]	.20	.28	—	5.36[c]	577.88
(.54)	8.69	6.81[f]	217,244	.36[c]	.20	.36	—	5.51[c]	726.92
(.59)	8.66	5.48[f]	162,476	.38[c]	.20	.36	.64[h]	5.14[c]	1,518.68
(.64)	8.79	7.24[f]	182,292	.35[c]	.20	.33	1.26[h]	6.84[c]	1,277.82
$ (.03)	$ 1.00	2.92%[b,f]	$ 136,135	.40%[a,c]	.12%[a]	.39%[a]	—%	5.80%[a,c]	N/A
(.06)	1.00	5.99[f]	105,893	.48[c]	.12	.47	—	5.88[c]	N/A
(.05)	1.00	4.82[f]	97,265	.46[c]	.12	.46	—	4.73[c]	N/A
(.05)	1.00	5.20[f]	100,276	.57[c]	.12	.57	—	5.08[c]	N/A
(.02)	1.00	5.11[f]	73,540	.63[c]	.12	.62	—	4.97[c]	N/A
(.05)	1.00	5.08[f]	65,991	.64[c]	.12	.64	—	4.85[c]	N/A

Harbor Fund

(Currency in Thousands)

NOTE 1—ORGANIZATIONAL MATTERS

Harbor Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-ended investment company, consisting of a series of twelve diversified investment portfolios (each series a "Fund", collectively, the "Funds"), each of which is represented by a separate series of shares of beneficial interest and having an unlimited number of shares authorized. As of April 30, 2001, the Trust consisted of the following funds: Harbor Mid Cap Growth Fund, Harbor Growth Fund, Harbor Small Cap Growth Fund, Harbor International Growth Fund, Harbor Global Equity Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Value Fund, Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The policies are in conformity with accounting principles generally accepted in the United States for investment companies.

Security Valuation

Equity securities are valued at the last sale price on an exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") system or, in the case of unlisted securities or listed securities for which there were no sales on the valuation day, the mean between the closing bid and asked price. Securities listed or traded on foreign exchanges are valued at the last sale price on that exchange on the valuation day, or if no sale occurs, at the official bid price (both the last sale price and official bid price are determined as of the close of the London Foreign Exchange).

Except for Harbor Money Market Fund, debt securities, other than short-term securities with a remaining maturity of less than sixty days, are valued at prices furnished by a pricing service, or as otherwise described below, selected by the Adviser, which determines valuation for normal institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Short-term securities with a remaining maturity of less than sixty days are stated at amortized cost which approximates value. Open futures contracts are valued based on the last sale price on the exchange on which such futures are principally traded.

Securities for which there are no such prices or for which prices are deemed by the Adviser or Subadviser not to be representative of market values, are valued at their fair value as determined in good faith under consistently applied procedures established by and under the supervision of the Board of Trustees. The actual calculation of fair market value may be done by others including the Adviser and Subadviser.

Securities of the Harbor Money Market Fund are valued utilizing the amortized cost method as set forth in Rule 2a-7 under the Investment Company Act of 1940, as amended, and the Fund's Rule 2a-7 procedures.

Futures Contracts

A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract, a Fund is required to pledge to the broker an amount of cash, U.S. government securities or other liquid securities equal to the minimum "initial margin" requirements of the exchange. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin," and are recorded by the Fund as unrealized gains or losses. When the contract is closed or expired, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may use futures contracts to manage its exposure to the stock and bond markets and to fluctuations in currency values. Futures contracts tend to increase or decrease the Fund's exposure to the underlying instrument or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts or if the counterparties do not perform under the contracts' terms. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited. See Portfolio of Investments for open futures contracts held as of April 30, 2001.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

Options

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may use option contracts to manage its exposure to the stock and bond markets and to fluctuations in interest rates and currency values. Option contracts tend to increase or decrease the Fund's exposure to the underlying instrument, or hedge other fund investments.

When a Fund purchases an option, the premium paid by the Fund is included in the Fund's Statement of Assets and Liabilities as an investment and subsequently "marked-to-market" to reflect the option's current market value. Purchased options are valued at the last sale price on the market on which they are principally traded. If the purchased option expires, the Fund realizes a loss in the amount of the premium. If the Fund enters into a closing sale transaction, it realizes a gain or loss, depending on whether the proceeds from the sale are greater or less than the cost of the option. If the Fund exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Fund exercises a put option, it realizes a gain or loss from the sale of the underlying security and the proceeds from such sale are decreased by the premium originally paid. The risk associated with purchasing options is limited to the premium originally paid.

When a Fund writes an option, the premium received by the Fund is presented in the Fund's Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. Written options are valued at the last sale price or, in the absence of a sale, the last offering price on the market on which it is principally traded. If an option expires on its stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the amount of the premium originally received reduces the cost of the security which the Fund purchases upon exercise of the option.

The risk in writing a call option is that the Fund relinquishes the opportunity to profit if the market price of the underlying security increases and the option is exercised. In writing a put option, the Fund assumes the risk of incurring a loss if the market price of the underlying security decreases and the option is exercised. In addition, there is a risk the Fund may not be able to enter into a closing transaction because of an illiquid secondary market, or if the counterparties do not perform under the contracts' terms. See Note 3 for all outstanding written options as of April 30, 2001.

Swap Agreements

To the extent permitted under their respective investment policies, Harbor Bond Fund and Harbor Short Duration Fund may invest in swap agreements which involve the exchange of cash payments based on the specified terms and conditions of such agreements. A swap is an agreement to exchange the return generated by one investment for the return generated by another instrument. The value of each swap is determined by the counterparty to the swap agreement using a methodology which discounts the expected future cash receipts or disbursements related to the swap. The Fund may also enter into interest rate swap agreements which involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, (e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal). Interest rate swaps are "marked-to-market" daily. Unrealized gains or losses are reported as an asset or a liability in the Statement of Assets and Liabilities. The cash paid or received on a swap is recognized as a realized loss or gain when such a payment is paid or received.

Entering into swap agreements involves, to varying degrees, elements of credit risk, market risk, and interest rate risk in excess of the amount recognized in the Statement of Assets and Liabilities. Such risks involve the possibility that there is not a liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform and that there may be unfavorable changes in market conditions or interest rates.

TBA/When-Issued Purchase Commitments

Harbor Bond Fund may enter into TBA (to be announced) and when-issued purchase commitments to purchase securities for a fixed unit price at a future date beyond customary settlement time. Although the unit price for a TBA has been established, the principal value has not been finalized. However, the amount of the commitment will not fluctuate more than 2.0% from the principal amount. The price of a when-issued security and the date when the security will be delivered and paid for are fixed at the time the transaction is negotiated.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

The Fund holds, and maintains until the settlement date, cash or liquid securities in an amount sufficient to meet the purchase price. TBA and when-issued purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the Fund's other assets. Risks may also arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts. Unsettled TBA and when-issued purchase commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above.

Although the Fund will generally enter into TBA and when-issued purchase commitments with the intention of acquiring securities for its portfolio, a Fund may dispose of a commitment prior to settlement if the Fund's Subadviser deems it appropriate to do so.

TBA Sale Commitments

Harbor Bond Fund may enter into TBA sale commitments to hedge portfolio positions or to sell mortgage-backed securities owned under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date.

Unsettled TBA sale commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above. The contract is "marked-to-market" daily and the change in market value is recorded by the Fund as an unrealized gain and loss. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the Fund realizes a gain or loss on the commitment without regard to any unrealized gain or loss on the underlying security. If the Fund delivers securities under the commitment, the Fund realizes a gain or loss from the sale of the securities based upon the unit price established at the date on which the commitment was entered.

Short Sales

Each Fund, except Harbor International Growth Fund, Harbor International Fund and Harbor International Fund II, may engage in short-selling which obligates the Fund to replace the security borrowed by purchasing it at the market price at the time of replacement. Until the security is replaced, the Fund is required to pay to the lender any accrued interest or dividends and may be required to pay a premium. The Fund would realize a gain if the security declines in price between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund would incur a loss as a result of the short sale if the price of the security increases between those dates. Until the Fund replaces the borrowed security, it will maintain a segregated account of cash or liquid securities with its custodian sufficient to cover its short position. Short sales involve the risk of an unlimited increase in the market price of a security.

Foreign Forward Currency Contracts

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may enter into forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. A foreign forward currency contract is an agreement between two parties to buy and sell currencies at a set price on a future date. The U.S. dollar value of the contracts is determined using forward currency exchange rates supplied by a pricing service. The contract is "marked-to-market" daily and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value on the open and close date. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contract's terms. The maximum potential loss from such contracts is the aggregate face value in U.S. dollars at the time the contract was opened; however, management of the Fund believes the likelihood of such loss is remote.

Foreign Currency Translations

The accounting records of the Funds are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars based on the current exchange rates at period end. Purchases and sales of securities are translated into U.S. dollars at the current exchange rate on the respective dates of the transaction. Income and withholding taxes are translated at the prevailing exchange rate when accrued or incurred.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of foreign forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of investment income accrued and tax reclaims receivable and the

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not isolated in the Statement of Operations from the effects of changes in market prices of these securities. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Repurchase Agreements

Each Fund may enter into repurchase agreements with certain banks and broker dealers whereby the Fund acquires a security for cash and obtains a simultaneous commitment from the seller to repurchase the security at an agreed upon price and date. The Trust's custodian takes possession through the federal book-entry system of securities collateralizing repurchase agreements. The value of the underlying assets at the time of purchase is required to be at least equal to the repurchase price to protect the Fund in the event of default by the seller.

Securities Transactions

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains or losses on security transactions are determined on the basis of identified cost for both federal income tax and financial reporting purposes.

Investment Income

Dividends declared are accrued on the ex-dividend date. For Harbor International Growth Fund, Harbor Global Equity Fund, Harbor International Fund II and Harbor International Fund, certain dividends are recorded after the ex-dividend date, but as soon as the Fund is notified of such dividends. Interest income is accrued daily as earned. Discounts and premiums on fixed income securities purchased are amortized over the life of the respective securities using the effective yield method.

Distribution to Shareholders

Distributions are recorded on the ex-dividend date.

Expenses

Expenses incurred by the Trust with respect to any two or more Funds are allocated in proportion to the net assets or the number of shareholders of each Fund, except where allocations of direct expense to each Fund can be otherwise fairly made.

Deferred Organization Costs

Certain costs incurred by Harbor International Fund II in connection with its organization and its registration with the Securities and Exchange Commission and with various states aggregated approximately $21. These costs are being amortized on a straight-line basis over a five-year period from the commencement of operations of the Fund.

Federal Taxes

Each Fund is treated as a separate entity for federal tax purposes. Each Fund's policy is to meet the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income within the prescribed time. It is also the intention of each Fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation of securities held or excise tax on income and capital gains.

(Currency in Thousands)

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS

Purchases and sales of investments, other than short-term securities, for each Fund for the six-month period ended April 30, 2001 were as follows:

Fund	Purchases U.S. Government	Purchases Other	Sales U.S. Government	Sales Other
Harbor Mid Cap Growth Fund	$ —	$ 14,489	$ —	$ 2,895
Harbor Growth Fund	—	9,460	—	5,531
Harbor Small Cap Growth Fund	—	10,115	—	1,602
Harbor International Growth Fund	—	261,493	—	486,693
Harbor Global Equity Fund	—	10,735	—	4,827
Harbor Capital Appreciation Fund	—	3,744,735	—	3,778,436
Harbor International Fund II	—	24,435	—	39,192
Harbor International Fund	—	122,071	—	366,891
Harbor Value Fund	—	48,915	—	67,889
Harbor Bond Fund	3,312,325	448,819	3,204,614	395,073
Harbor Short Duration Fund	104,990	31,775	73,206	47,813

The Funds may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

Redemption In-Kind Transactions

For the six-month period ended April 30, 2001, Harbor Capital Appreciation Fund, Harbor International Fund II and Harbor Value Fund realized gains of $10,560, $396 and $471, respectively, from in-kind redemptions of Fund shares.

Written Options

Transactions in written options for the six-month period ended April 30, 2001 are summarized as follows:

	Options Written Eurodollar Futures Number of Contracts	Options Written Eurodollar Futures Aggregate Face Value	Options Written Euro Futures Number of Contracts	Options Written Euro Futures Aggregate Face Value
Harbor Bond Fund				
Options outstanding at beginning of year	574	E$ 1,436	—	€ —
Options opened	492	1,230	28,300,000	28,300
Options closed/expired	(574)	(1,436)	—	
Open at 04/30/2001	492	E$ 1,230	28,300,000	€ 28,300

	Options Written GNMA[1] Number of Contracts	Options Written GNMA[1] Aggregate Face Value	Options Written U.S. Treasury Futures Number of Contracts	Options Written U.S. Treasury Futures Aggregate Face Value
Options outstanding at beginning of year	—	$ —	513	$ 513
Options opened	176,186,000	776,080	1,469	1,469
Options closed/expired	(164,186,000)	(764,080)	(1,293)	(1,293)
Open at 04/30/2001	12,000,000	$ 12,000	689	$ 689

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS—Continued

	Options Written		Options Written	
	Japanese Yen Futures		Swap Options	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Harbor Bond Fund				
Options outstanding at beginning of year	8	¥ 8,000	400,000,000	¥ 400,000
Options opened	—	—	200,000,000	200,000
Options closed/expired	(8)	(8,000)	(600,000,000)	(600,000)
Open at 04/30/2001	—	¥ —	—	¥ —

	Options Written	
	Eurodollar Futures	
	Number of Contracts	Aggregate Face Value
Harbor Short Duration Fund		
Options outstanding at beginning of year	450	E$ 1,125
Options opened	—	—
Options closed/expired	(450)	(1,125)
Open at 04/30/2001	—	E$ —

[1] Government National Mortgage Association.

€   Euro

E$ Eurodollar

¥ Japanese Yen

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser

Prior to June 8, 2001, Harbor Capital Advisors, Inc., an indirect wholly-owned subsidiary of Owens-Illinois, Inc., was the Trust's investment adviser and was also responsible for administrative and other services. On June 8, 2001, Harbor Capital Advisors, Inc. became an indirect wholly-owned subsidiary of the Robeco Groep, N.V. The prior Harbor Capital Advisors and the new Harbor Capital Advisors, Inc. are collectively referenced to hereafter as "Harbor Capital." Separate advisory agreements for each Fund were in effect during the six-month period ended April 30, 2001. The agreements provide for fees based on an annual percentage rate of average daily net assets as follows:

Fund	Annual Percentage Rate	Fees Earned
Harbor Mid Cap Growth Fund	0.75%	$ 29
Harbor Growth Fund	0.75	780
Harbor Small Cap Growth Fund	0.75	22
Harbor International Growth Fund	0.75	3,626
Harbor Global Equity Fund	0.75	9
Harbor Capital Appreciation Fund	0.60	22,824
Harbor International Fund II	0.75	441
Harbor International Fund	0.85	19,649
Harbor Value Fund	0.60	413
Harbor Bond Fund	0.70	2,856
Harbor Short Duration Fund	0.40	197
Harbor Money Market Fund	0.30	196

Harbor Capital has from time to time agreed not to impose all or a portion of its advisory fees and bear a portion of the expenses incurred in the operation of certain Funds in order to limit Fund expenses. During the six-month period ended April 30, 2001, Harbor Capital agreed not to impose advisory fees of $8, $6, $2, $57, $1,498, $896, $98 and $78 relating to Harbor Mid Cap Growth Fund, Harbor Small Cap Growth Fund, Harbor Global Equity Fund, Harbor International Fund II, Harbor International Fund, Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund, respectively.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES—Continued

The Trust reimburses Harbor Capital for certain legal expenses incurred by Harbor Capital with respect to the Trust. Such amounts aggregated $24 for the six-month period ended April 30, 2001.

Distributor

HCA Securities, Inc. ("HCA Securities"), a wholly-owned subsidiary of Harbor Capital is the distributor for Harbor Fund shares. Harbor Fund does not reimburse the distributor for expenses.

Shareholders

On April 30, 2001, Harbor Capital, HCA Securities, Harbor Transfer, Inc., and various employee benefit plans of Owens-Illinois, Inc. held the following shares of beneficial interest in the Funds:

Fund	Harbor Capital, HCA Securities and Harbor Transfer	Benefit Plans of Owens-Illinois, Inc.
Harbor Mid Cap Growth Fund	304,979	254,488
Harbor Growth Fund	41,577	3,746,589
Harbor Small Cap Growth Fund	201,912	95,247
Harbor International Growth Fund	46,886	1,209,180
Harbor Global Equity Fund	504,674	12,433
Harbor Capital Appreciation Fund	3,588	3,008,217
Harbor International Fund II	245,531	239,315
Harbor International Fund	1,267	1,574,447
Harbor Value Fund	12,199	3,243,938
Harbor Bond Fund	22,968	2,639,645
Harbor Short Duration Fund	12,908	8,939,076
Harbor Money Market Fund	2,608,986	26,305,293

Transfer Agent

Harbor Transfer, Inc., a wholly-owned subsidiary of Harbor Capital is the shareholder servicing agent for the Funds. Fees incurred for these transfer agent services for the six-month period ended April 30, 2001 totaled $2,963.

"Non-Interested" Trustees

The fees and expenses of the non-interested Trustees allocated to each Fund are shown on each Fund's Statement of Operations. Trustees' fees and expenses for all Funds aggregated $111 for the six-month period ended April 30, 2001.

Custodian

Payments to the custodian have been reduced by balance credits applied to each portfolio for the six-month period ended April 30, 2001. For the Harbor Growth Fund, Harbor International Growth Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Value Fund, Harbor Bond Fund, Harbor Short Duration Fund, and Harbor Money Market Fund the reduction amounted to $2, $20, $60, $2, $22, $1, $9, $8 and $7, respectively. The Funds could have invested a portion of the assets utilized in connection with balance credit arrangements in an income producing asset if the Funds had not entered into such arrangements.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 5—TAX INFORMATION

The identified cost for federal income tax purposes of investments owned by each Fund (including earned discount on corporate short-term notes and commercial paper) and their respective gross unrealized appreciation and depreciation at April 30, 2001 were as follows:

Fund	Identified Cost	Gross Unrealized Appreciation	Gross Unrealized (Depreciation)	Net Unrealized Appreciation/ (Depreciation)
Harbor Mid Cap Growth Fund	$ 10,879	$ 1,164	$ (1,334)	$ (170)
Harbor Growth Fund	164,547	56,876	(56,162)	714
Harbor Small Cap Growth Fund	8,824	1,222	(717)	505
Harbor International Growth Fund	848,231	63,028	(133,250)	(70,222)
Harbor Global Equity Fund	5,867	237	(114)	123
Harbor Capital Appreciation Fund	6,998,363	822,620	(533,311)	289,309
Harbor International Fund II	106,503	10,975	(9,666)	1,309
Harbor International Fund	2,876,135	1,799,311	(196,185)	1,603,126
Harbor Value Fund	124,866	16,813	(7,967)	8,846
Harbor Bond Fund	1,305,402	8,239	(9,665)	(1,426)
Harbor Short Duration Fund	118,351	1,060	(143)	917

NOTE 6—SUBSEQUENT EVENT

On June 7, 2001, Robeco Groep N.V. acquired substantially all of the assets and assumed substantially all of the liabilities of Harbor Fund's prior adviser, Harbor Capital Advisors, Inc., through a wholly owned subsidiary of Robeco Groep N.V. The newly formed subsidiary assumed the name Harbor Capital Advisors, Inc. upon the closing of the acquisition. The "new" Harbor Capital Advisors, Inc. is substantially similar to the former Harbor Capital Advisors, which had advised each Fund since its inception. The management team and employees of the predecessor adviser have continued their employment with Harbor Capital Advisors. In addition, Harbor Capital Advisors remains located at One SeaGate, Toledo, Ohio. There had been no change in the advisory fee rates paid by any Fund as a result of the acquisition.

Founded in 1929, Robeco Groep N.V. is one of the world's oldest asset management organizations. As of April 30, 2001, Robeco Groep N.V. through investment management subsidiaries has approximately $82.3 billion is assets under management.

This change in ownership is intended to facilitate the long-term growth of Harbor Fund, while enabling Harbor Capital to maintain the same management team, business model and high standards of service and performance to which Harbor Fund shareholders have become accustomed. Each Fund's portfolio manager/subadviser is continuing to manage the assets of the respective Fund. Harbor Capital will continue its fundamental emphasis on cost control with a primary objective of offering actively managed, no-load funds with competitive expense ratios.

(This document must be preceded or accompanied by a Prospectus.)

[THIS PAGE INTENTIONALLY LEFT BLANK]



INVESTMENT ADVISER

Harbor Capital Advisors, Inc.
One SeaGate
Toledo, OH 43666

DISTRIBUTOR AND PRINCIPAL UNDERWRITER

HCA Securities, Inc.
One SeaGate
Toledo, OH 43666
(419) 247-2477

SHAREHOLDER SERVICING AGENT

Harbor Transfer, Inc.
P.O. Box 10048
Toledo, Ohio 43699-0048
1-800-422-1050

CUSTODIAN

State Street Bank and Trust Company
P.O. Box 1713
Boston, MA 02105

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

LEGAL COUNSEL

Hale and Dorr LLP
60 State Street
Boston, MA 02109

HARBOR FUND™
One SeaGate
Toledo, Ohio 43666
1-800-422-1050
www.harborfund.com

06/2001/285,000

recycled paper